    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 27, 1997

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                SEACOR SMIT INC.
             (Exact Name of Registrant as Specified in its Charter)

                DELAWARE                                    4412                                   13-3542736
    (State or Other Jurisdiction of             (Primary Standard Industrial                    (I.R.S. Employer
     Incorporation or Organization)             Classification Code Number)                   Identification No.)

                            ------------------------

                                SEACOR SMIT INC.
                                11200 WESTHEIMER
                                   SUITE 850
                              HOUSTON, TEXAS 77042
                                 (713) 782-5990

         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)
                         ------------------------------

                             MR. CHARLES FABRIKANT
                             CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                SEACOR SMIT INC.
                          1370 AVENUE OF THE AMERICAS
                                   25TH FLOOR
                            NEW YORK, NEW YORK 10019
                                 (212) 307-6633

                     (Name and Address, Including Zip Code,
        and Telephone Number, Including Area Code, of Agent for Service)
                         ------------------------------

                                    COPY TO:

                             DAVID E. ZELTNER, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this form are to be offered in connection with the information of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                                PROPOSED
                                                                            PROPOSED            MAXIMUM
                                                         AMOUNT             MAXIMUM            AGGREGATE           AMOUNT OF
     TITLE OF EACH CLASS OF SECURITIES TO BE             TO BE           OFFERING PRICE         OFFERING          REGISTRATION
                   REGISTERED                          REGISTERED           PER UNIT            PRICE(1)             FEE(2)
7.20% Senior Notes Due 2009                           $150,000,000          99.875%           $149,812,500          $45,398

(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(f)(2).

(2) Calculated pursuant to Rule 457(f)(2).

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION, DATED          , 1997

PRELIMINARY PROSPECTUS

                                SEACOR SMIT INC.

                 OFFER TO EXCHANGE 7.20% SENIOR NOTES DUE 2009
    WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED
       FOR 7.20% SENIOR NOTES DUE 2009 WHICH HAVE NOT BEEN SO REGISTERED
                             ---------------------

        THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
                     ON           , 1997, UNLESS EXTENDED.
                             ---------------------

    SEACOR SMIT Inc., a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus (as defined) and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange (the "Exchange Offer") its 7.20% Senior Notes due 2009 (the "Exchange Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for an equal principal amount of its outstanding 7.20% Senior Notes due 2009 which have not been so registered (the "Existing Notes"), of which an aggregate principal amount of $150,000,000 is outstanding as of the date hereof. The form and terms of each of the Exchange Notes will be the same in all material respects as the form and terms of each of the Existing Notes, except that (i) the Exchange Notes will be registered under the Securities Act and, hence will not bear legends restricting the transfer thereof and (ii) holders of the Exchange Notes will not be entitled to certain rights of holders of Existing Notes under the Registration Agreement dated as of September 22, 1997 (the "Registration Agreement"), which will terminate upon consummation of the Exchange Offer. See "The Exchange Offer--Purpose and Effect of the Exchange Offer." Except as discussed below, the Exchange Notes will be available only in book-entry form. The Company expects that the Exchange Notes issued pursuant to the Exchange Offer will be issued in the form of one or more fully registered global notes that will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as its nominee. Beneficial interests in the global notes representing the Exchange Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. After the initial issuance of such global notes, Exchange Notes in certificated form will be issued in exchange for the global notes only in accordance with the terms and conditions set forth in the Indenture (as defined). See "Description of Exchange Notes--Book-Entry; Delivery and Form" and "--Certificated Notes."

    The Existing Notes were issued and sold in a transaction exempt from the registration requirements of the Securities Act and may not be offered or sold in the United States unless so registered or pursuant to an applicable exemption under the Securities Act. The Exchange Notes are being offered herewith in order to satisfy certain obligations of the Company contained in the Registration Agreement. Based on no-action letters issued by the staff of the Securities and Exchange Commission (the "Commission") to third parties, the Company believes that the Exchange Notes to be issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) a broker-dealer who purchases such Exchange Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holders are not participating and have no arrangement with any person to participate in the distribution of such Exchange Notes. However, the Company has not sought a no-action letter with respect to the Exchange Offer and there can be no assurance the staff of the Commission would make a similar determination with respect to the Exchange Offer. Eligible holders wishing to accept the Exchange Offer must represent to the Company that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may nonetheless be deemed to be an "underwriter" under the Securities Act notwithstanding such disclaimer. This Prospectus (as it may be amended or supplemented from time to time) may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days (exclusive of any period during which any stop order shall be in effect suspending the effectiveness of the Registration Statement (as defined)) after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

                                                        (CONTINUED ON NEXT PAGE)

                           --------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DESCRIPTION OF CERTAIN FACTORS WHICH HOLDERS OF EXISTING NOTES SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER.
                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
      ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

                THE DATE OF THIS PROSPECTUS IS          , 1997.

(CONTINUED FROM PREVIOUS PAGE)

    Holders of Existing Notes whose Existing Notes are not tendered and accepted in the Exchange Offer will continue to hold such Existing Notes and will be entitled to all the rights and preferences and will be subject to the limitations applicable thereto under the indenture governing the Existing Notes and the Exchange Notes (the Existing Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes"). Following consummation of the Exchange Offer, the holders of Existing Notes will continue to be subject to the existing restrictions upon transfer thereof and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Existing Notes held by them. The Exchange Notes will evidence the same debt as the Existing Notes and will be entitled to the benefits of the indenture dated September 22, 1997 (the "Indenture") governing the Notes. The Notes will bear interest at the rate of 7.20% per annum, payable semi-annually on March 15 and September 15, commencing March 15, 1998. The Notes will mature on September 15, 2009. The Company may redeem the Notes, in whole or in part, at any time, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. The Notes will not be subject to any sinking fund requirement. See "Description of Exchange Notes--Optional Redemption." Other than restrictive covenants, including limitations on liens and sale and leaseback transactions, the Indenture does not contain any provisions that afford holders of the Notes protection in the event of a highly leveraged or other transaction that may adversely affect such holders. See "Description of Exchange Notes."

    The Existing Notes are and the Exchange Notes will be senior unsecured obligations of the Company. The Existing Notes rank and the Exchange Notes will rank PARI PASSU in right of payment with all existing and future senior indebtedness of the Company and will rank senior in right of payment to any future subordinated indebtedness of the Company. The Notes will be effectively subordinated to any secured debt of the Company to the extent of the assets serving as security therefor.

    The Exchange Offer is not conditioned on any minimum aggregate principal amount of Existing Notes being tendered for exchange. The Company will accept for exchange any and all validly tendered Existing Notes not withdrawn prior to
5:00 p.m., New York City time, on       unless extended by the Company (the
"Expiration Date"). Tenders of Existing Notes may be withdrawn at any time prior to the Expiration Date. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer-- Conditions." The Company has agreed to pay all expenses incident to the Exchange Offer. The Company will not receive any proceeds from the Exchange Offer.

    The Existing Notes constitute securities for which there is no established trading market. Any Existing Notes not tendered and accepted in the Exchange Offer will remain outstanding. The Company does not currently intend to list the Exchange Notes on any securities exchange. To the extent that any Existing Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered Existing Notes could be adversely affected. No assurances can be given as to the liquidity of the trading market for either the Existing Notes or the Exchange Notes.

    THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF EXISTING NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                            ------------------------

                          FORWARD-LOOKING INFORMATION

    WHEN INCLUDED IN THIS PROSPECTUS OR IN DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE WORDS "EXPECTS," "INTENDS," "ANTICIPATES," "BELIEVES," "ESTIMATES" AND ANALOGOUS EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS INHERENTLY ARE SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. SUCH RISKS AND UNCERTAINTIES INCLUDE, AMONG OTHERS, GENERAL ECONOMIC AND BUSINESS CONDITIONS, INDUSTRY FLEET CAPACITY, CHANGES IN FOREIGN AND DOMESTIC OIL AND GAS EXPLORATION AND PRODUCTION ACTIVITY, COMPETITION, CHANGES IN FOREIGN POLITICAL, SOCIAL AND ECONOMIC CONDITIONS, REGULATORY INITIATIVES AND COMPLIANCE WITH GOVERNMENTAL REGULATIONS, CUSTOMER PREFERENCES AND VARIOUS OTHER MATTERS, MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL. THESE FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE OF THIS PROSPECTUS. THE COMPANY EXPRESSLY DISCLAIMS ANY OBLIGATION OR UNDERTAKING TO RELEASE PUBLICLY ANY UPDATES OR ANY CHANGE IN THE COMPANY'S EXPECTATIONS WITH REGARD THERETO OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY STATEMENT IS BASED.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549, and at the Commission's regional offices in Chicago, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and in New York, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such information may also be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition, such reports, proxy statements and other information can be inspected at The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    This Prospectus constitutes a part of a Registration Statement on Form S-4 (the "Registration Statement"), filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Notes. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                                   IMPORTANT

    To properly tender Existing Notes, the following procedures must be followed:

    - Each beneficial owner owning interests in Existing Notes ("Beneficial Owner") through a DTC Participant (as defined) must instruct such DTC Participant to cause Existing Notes to be tendered in accordance with the procedures set forth in this Prospectus and in the Letter of Transmittal.

    - Each participant (a "DTC Participant") in the Depository Trust Company ("DTC") holding Existing Notes through DTC must (i) electronically transmit its acceptance to DTC through the DTC Automated Tender Offer Program ("ATOP"), for which the transaction will be eligible, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the account of First Trust National Association (the "Exchange Agent") at DTC and send an Agent's Message (as defined) to the Exchange Agent for its acceptance, or (ii) comply with the guaranteed delivery procedures set forth under "Exchange Offer--Guaranteed Delivery Procedures." By tendering through ATOP, DTC Participants will expressly acknowledge receipt of the accompanying Letter of Transmittal and agree to be bound by its terms and the Company will be able to enforce such agreement against such DTC participants.

    - Each registered owner of certificated Existing Notes (a "Holder") must (i) complete and sign the accompanying Letter of Transmittal, and mail or deliver such Letter of Transmittal, and all other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Existing Notes, to the Exchange Agent at its address set forth under "The Exchange Offer--Exchange Agent," or (ii) comply with the guaranteed delivery procedures set forth under "The Exchange Offer--Guaranteed Delivery Procedures."

    For purposes of this Prospectus, "Tendering Holder" shall mean (i) each DTC Participant that has properly transmitted (and not properly withdrawn) its acceptance through ATOP and in respect of which DTC has sent an Agent's Message,
(ii) each Holder that has timely delivered to the Exchange Agent (and not properly withdrawn) a properly completed and duly executed Letter of Transmittal, and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Existing Notes, or (iii) each DTC Participant or Holder that has complied with the guaranteed delivery procedures set forth herein.

    The information in this Prospectus concerning DTC and its book-entry systems has been obtained by the Company from sources that the Company believes to be reliable, and the Company takes no responsibility for the accuracy thereof.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

        (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

        (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

       (iii) the Company's Current Reports on Form 8-K/A and Form 8-K filed March 4, 1997 and May 2, 1997.

    Each document or report filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof prior to the termination of any offering of securities made by this Prospectus shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

    THIS PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH.

    THE COMPANY WILL PROVIDE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED, ON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY OR ALL OF THE FOREGOING DOCUMENTS INCORPORATED BY REFERENCE HEREIN (OTHER THAN EXHIBITS NOT SPECIFICALLY INCORPORATED BY REFERENCE INTO THE TEXTS OF SUCH DOCUMENTS). REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO: SEACOR SMIT INC., 1370 AVENUE OF THE AMERICAS, 25TH FLOOR, NEW YORK, NY 10019, ATTENTION:
SECRETARY, TELEPHONE NUMBER (212) 307-6633.

    IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE
MADE BY             , 199 .

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. AS USED HEREIN AND UNLESS THE CONTEXT REQUIRES OTHERWISE, THE "COMPANY" MEANS SEACOR SMIT INC. AND ITS SUBSIDIARIES AS WELL AS ITS PREDECESSORS, AND "SEACOR" MEANS SEACOR SMIT INC.

                                  THE COMPANY

    The Company is a major provider of offshore marine services to the oil and gas exploration and production industry and is one of the leading providers of oil spill response services to owners of tank vessels and oil storage, processing and handling facilities. As of June 30, 1997, the Company operated a diversified fleet of 306 vessels primarily dedicated to servicing offshore oil and gas exploration and production facilities in the U.S. Gulf of Mexico, the North Sea, offshore West Africa, Mexico, the Far East, Latin America and the Mediterranean. The recent consummation of the acquisition of assets, including certain vessels owned by Galaxie Marine Service, Inc., Moonmaid Marine, Inc., Waveland Marine Service, Inc. and Triangle Marine Inc. (the "Galaxie Transaction"), as well as a vessel construction contract has enlarged the Company's fleet capacity in the U.S. Gulf of Mexico. The Company's offshore service vessels deliver cargo and personnel to offshore installations, handle anchors for drilling rigs and other marine equipment, support offshore construction and maintenance work and provide standby safety support. The Company also furnishes vessels for special projects such as well stimulation, seismic data gathering, freight hauling and line handling. In connection with its offshore marine services, the Company, through Energy Logistics, Inc., a joint venture with Baker Energy, a unit of the Michael Baker Corporation, a U.S. public company, also offers logistics services for the offshore industry, including the coordination and provision of marine, air and land transportation, materials handling and storage, inventory control and "just-in-time" procurement.

    The Company's environmental services business principally provides contractual oil spill response services to entities who store, transport, produce or handle petroleum and certain other non-petroleum oils as required by the Oil Pollution Act of 1990 ("OPA 90") and various state regulations. The Company's services, provided primarily through its indirect wholly-owned subsidiary, National Response Corporation ("NRC"), also include training for and supervision of activities in response to oil spill emergencies and the maintenance of specialized equipment for immediate deployment and spill response. NRC has acted as the principal oil spill response contractor on several of the largest oil spills that have occurred in the United States since the enactment of OPA 90.

    In August 1997, SEACOR Offshore Rigs Inc. ("SEACOR Rigs"), a wholly-owned subsidiary of SEACOR, invested approximately $9.0 million in exchange for a 50% interest in Chiles Offshore LLC ("Chiles"), a joint venture and strategic alliance created to manage and invest in partnerships which will construct, own and operate two premium jackup drilling rigs, which have been contracted for delivery in 1999. The Company believes that this business is complementary to SEACOR's marine transportation and logistics business. SEACOR Rigs anticipates contributing an additional $26.0 million as a limited partner in such partnerships, partially funding rig construction. Estimated total project costs of approximately $160.0 million may be funded, in part, through the sale of units in the rig-owning partnerships. It is anticipated that SEACOR Rigs will initially own 80% of these partnerships through its 50% equity holding in Chiles and its direct investment in the rig-owning partnerships; however, the Company anticipates reducing its ownership interests through a possible sale of partnership units. On September 8, 1997, Chiles entered into a letter of intent for the construction of two additional premium jackup drilling rigs. Estimated total project costs for each rig would be approximately $92.0 million. The Company does not presently intend to fund any portion of such costs. The transaction is contingent upon the preparation, negotiation and execution of definitive documentation and Chiles' ability to obtain financing therefor by December 7, 1997. Consequently, there can be no assurance that such transaction will be consummated.

                               BUSINESS STRATEGY

    The Company's strategy is to identify and pursue opportunities for growth, development and integration of its offshore marine, environmental services and other related marine and energy businesses.

OFFSHORE MARINE SERVICES

    The Company seeks to pursue growth opportunities while balancing its exposure to the cyclical nature of the oil and gas exploration and production industry. The Company implements this strategy by (i) diversifying geographically to enhance asset utilization and enable the Company to take advantage of cyclical market opportunities, (ii) maintaining a balance between long-term charters, which enhance asset utilization, increase the predictability of cash flows and foster lasting customer relationships, and short term charters, which provide the Company with flexibility to take advantage of improving market conditions and opportunities in different markets, (iii) maintaining a diversified fleet of vessels that enables the Company to service a broad range of customer requirements and (iv) meeting its customers' needs through efficient use of existing vessels and logistical systems and through modifying and converting vessels for specialized services.

ENVIRONMENTAL SERVICES

    The Company seeks to expand its OPA 90 related business and balance its exposure to the event-driven nature of the oil spill response business by (i) pursuing new customer relationships and expanding the scope of its services to customers by identifying, developing and providing services ancillary to the requirements of OPA 90, (ii) expanding its oil spill response and ancillary services businesses internationally, (iii) expanding its sources of retainer revenue by actively marketing its environmental services to vessel owners, facilities and others who must comply with various state and federal environmental regulations but are not subject to the requirements of OPA 90 and
(iv) maintaining a highly efficient and cost-effective spill response network by coordinating and managing existing resources and supplementing them with a variety of purpose-built equipment.

OTHER RELATED BUSINESSES

    The Company seeks acquisition and investment opportunities in other related marine and energy businesses that are complementary to the Company's current operations, such as its August 1997 investment in Chiles.

    Through implementation of its business strategy and as a result of improving industry conditions, the Company increased net income in the first six months of 1997 to $66.9 million, or $4.14 per fully-diluted share, from $13.2 million, or $1.16 per fully-diluted share, respectively, in the first six months of 1996. Operating revenues increased to $164.4 million from $102.7 million, and EBITDA increased to $74.1 million from $34.3 million for the comparable periods. Total assets were $720.7 million at June 30, 1997 compared to $636.5 million at December 31, 1996.

                               THE EXCHANGE OFFER

EXISTING NOTES................ The Existing Notes were sold by the Company on September 22, 1997, to Salomon
                              Brothers Inc, Bear Stearns & Co. Inc. and Credit Suisse First Boston Corporation
                              (collectively, the "Initial Purchasers") pursuant to a Purchase Agreement, dated
                              September 15, 1997 (the "Purchase Agreement"). The Initial Purchasers
                              subsequently resold the Notes to qualified institutional buyers pursuant to Rule
                              144A under the Securities Act or outside the United States in compliance with
                              Regulation S under the Securities Act.

REGISTRATION AGREEMENT........ Pursuant to the Purchase Agreement, the Company and the Initial Purchasers
                              entered into the Registration Agreement, which grants the holders of the
                              Existing Notes certain exchange and registration rights. The Exchange Offer is intended to satisfy such exchange and registration rights which terminate upon the consummation of the Exchange Offer.

SECURITIES OFFERED............ $150,000,000 aggregate principal amount of 7.20% Senior Notes due 2009, which have been registered under the Securities Act (the "Exchange Notes").

THE EXCHANGE OFFER............ The Company is offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of Existing Notes that are properly tendered and accepted. The Company will issue Exchange Notes on or promptly after the
                              Expiration Date. As of the date hereof, there is $150,000,000 aggregate principal amount of Existing Notes outstanding. The terms of the Exchange Notes are identical in all material respects to the terms of the Existing Notes for which they may be exchanged pursuant to the Exchange Offer, except that the
                              Exchange Notes are freely transferable by holders thereof (other than as provided herein), and are not subject to any covenant restricting transfer absent registration under the Securities Act. See "The Exchange Offer." The
                              Exchange Offer is not conditioned upon any minimum aggregate principal amount of
                              Existing Notes being tendered for exchange.

                              Based on no-action letters issued by the staff of the Commission to third parties with respect to similar transactions, including "Exxon Capital Holdings
                              Corporation" (available May 13, 1988) and "Morgan Stanley & Co. Incorporated"
                              (available June 5, 1991) and similar no-action letters, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for
                              Existing Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than (i) a broker-dealer who purchases such Exchange
                              Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery requirements of the
                              Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holders are not engaged in, have no arrangement or understanding with any person to participate in, and do not intend to engage in, any distribution of the Exchange Notes. However, the
                              Company has not sought a no-action letter with respect to the Exchange Offer and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offer. Each holder of Exchange Notes, other than a broker-dealer, must represent that such conditions have been met.
                              In addition, each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of
                              Transmittal accompanying this Prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may nonetheless be deemed to be an "underwriter" under the Securities Act notwithstanding such disclaimer. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Pursuant to the
                              Registration Agreement, the Company has agreed that, for a period of 180 days
                              (exclusive of any period during which a stop order shall be in effect suspending the effectiveness of the Registration Statement) after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "The Exchange Offer--Purpose and Effect of the
                              Exchange Offer" and "Plan of Distribution."

                              Any holder who tenders in the Exchange Offer with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes will not be able to rely on the position of the staff of the Commission enunciated in no-action letters and, in the absence of an applicable exemption, must comply with the registration and prospectus delivery requirements of the
                              Securities Act in connection with any resale transaction. Failure to comply with such requirements in such instance may result in such holder incurring liability under the Securities Act for which the holder is not indemnified by the Company.

EXPIRATION DATE............... 5:00 p.m., New York City time, on       , unless the Exchange Offer is extended,
                              in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer--Expiration Date;
                              Extensions; Amendments."

ACCRUED INTEREST OR
  ACCUMULATED DIVIDENDS ON THE
  EXCHANGE NOTES.............. Each Exchange Note will bear interest from the most recent date to which interest has been paid on the Existing Notes or, if no interest has been paid on such Existing Notes, from September 22, 1997.

EXCHANGE DATE................. As soon as practicable after the close of the Exchange Offer, the Issuer will accept for exchange all Existing Notes properly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. See
                              "The Exchange Offer-- Withdrawal of Tenders."

CONDITIONS TO
  THE EXCHANGE OFFER.......... The Exchange Offer is subject to customary conditions, certain of which may be waived by the Company. The Company reserves the right to terminate or amend the
                              Exchange Offer at any time prior to the Expiration Date upon the occurrence of any such condition. The Exchange Offer is not conditioned on any minimum aggregate principal amount of Existing Notes being tendered for exchange. See
                              "The Exchange Offer--Conditions."

CONSEQUENCES OF FAILURE
  TO EXCHANGE................. Any Existing Notes not tendered pursuant to the Exchange Offer will remain outstanding and continue to accrue interest. Such Existing Notes will remain
                              "restricted securities" under the Securities Act, subject to the transfer restrictions described herein. As a result, the liquidity of the market for such
                              Existing Notes could be adversely affected upon completion of the Exchange
                              Offer. See "Risk Factors--Consequences of Failure to Exchange" and "The Exchange
                              Offer--Consequences of Failure to Exchange."

CERTAIN FEDERAL INCOME TAX
  CONSIDERATIONS.............. The exchange pursuant to the Exchange Offer should not be a taxable event for
                              U.S. federal income tax purposes. See "Certain U.S. Federal Income Tax
                              Considerations."

USE OF PROCEEDS............... There will be no cash proceeds to the Company from the Exchange Offer. See "Use of Proceeds."

PROCEDURES FOR TENDERING...... Each beneficial owner owning interests in Existing Notes through a DTC
                              Participant must instruct such DTC Participant to cause Existing Notes to be tendered in accordance with the procedures set forth in this Prospectus and in the Letter of Transmittal. See "The Exchange Offer--Procedures for
                              Tendering--Existing Notes held through DTC."

                              Each DTC Participant holding Existing Notes through DTC must (i) electronically transmit its acceptance to DTC through ATOP for which the transaction will be eligible, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the Exchange Agent's account at DTC and send an Agent's Message (as defined herein) to the Exchange Agent for its acceptance, or (ii) comply with the guaranteed delivery procedures set forth in this Prospectus and in the
                              Letter of Transmittal. By tendering through ATOP, DTC Participants will expressly acknowledge receipt of the accompanying Letter of Transmittal and agree to be bound by its terms and the Company will be able to enforce such agreement against such DTC participants. See "The Exchange Offer--Procedures for
                              Tendering--Existing Notes held through DTC," and "-- Guaranteed Delivery
                              Procedures--Existing Notes held through DTC."

                              Each Holder must (i) complete and sign a Letter of Transmittal, and mail or deliver such Letter of Transmittal, and all other documents required by the
                              Letter of Transmittal, together with certificate(s) representing all tendered
                              Existing Notes, to the Exchange Agent at its address set forth in this
                              Prospectus and in the Letter of Transmittal, or (ii) comply with the guaranteed delivery procedures set forth in this Prospectus. See "The Exchange
                              Offer--Procedures for Tendering," "--Exchange Agent," and "--Guaranteed Delivery
                              Procedures--Existing Notes held by Holders."

                              By tendering, each holder will represent to the Company that, among other things, (i) it is not an affiliate of the Company, (ii) it is not a broker-dealer tendering Existing Notes acquired directly from the Company for its own account, (iii) the Exchange Notes acquired pursuant to the Exchange
                              Offer are being obtained in the ordinary course of business of such holder and
                              (iv) it has no arrangements or understandings with any person to participate in the Exchange Offer for the purpose of distributing the Exchange Notes. See "The
                              Exchange Offer-- Procedures for Tendering."

GUARANTEED DELIVERY
  PROCEDURES.................. DTC Participants holding Existing Notes through DTC who wish to cause their
                              Existing Notes to be tendered, but who cannot transmit their acceptances through
                              ATOP prior to the Expiration Date, may effect a tender in accordance with the procedures set forth in this Prospectus and in the Letter of Transmittal. See
                              "Exchange Offer--Guaranteed Delivery Procedures." Holders who wish to tender their Existing Notes but (i) whose Existing Notes are not immediately available and will not be available for tendering prior to the Expiration Date, or (ii)
                              who cannot deliver their Existing Notes, the Letter of Transmittal, or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender in accordance with the procedures set forth in this Prospectus.
                              See "The Exchange Offer--Guaranteed Delivery Procedures."

WITHDRAWAL RIGHTS............. The tender of Existing Notes pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date, in accordance with the procedures set forth in this Prospectus. See "The Exchange
                              Offer-- Withdrawal of Tenders."

EXCHANGE AGENT................ First Trust National Association is serving as Exchange Agent in connection with the Exchange Offer. See "The Exchange Offer--Exchange Agent."

SHELF REGISTRATION
  STATEMENT................... Under circumstances described in the Registration Agreement, certain Initial
                              Purchasers of Existing Notes may require the Company to file, and use its best efforts to cause to become effective, a shelf registration statement under the
                              Securities Act, which would cover resales of Existing Notes by such holders. See
                              "Exchange Offer--Purpose and Effect of the Exchange Offer."

                          TERMS OF THE EXCHANGE NOTES

SECURITIES OFFERED................  $150.0 million principal amount of 7.20% Notes Due 2009, which have been registered under the Securities Act.

MATURITY..........................  The Exchange Notes will mature on September 15, 2009.

INTEREST PAYMENT DATES............  Interest on the Exchange Notes is payable semiannually on each March 15 and September 15, commencing March 15,
                                    1998.

OPTIONAL REDEMPTION...............  The Exchange Notes may be redeemed at any time at the option of the Company, in whole or from time to time in
                                    part, at a price equal to 100% of the principal amount
                                    thereof plus accrued and unpaid interest to the date of
                                    redemption plus a Make-Whole Premium relating to the
                                    then prevailing Treasury Yield and the remaining life of
                                    the Notes. See "Description of Exchange Notes--Optional
                                    Redemption."

CERTAIN COVENANTS.................  The Indenture relating to the Exchange Notes will contain limitations on the Company's ability to (i)
                                    incur certain liens and (ii) engage in certain sale and
                                    leaseback transactions. See "Description of Exchange
                                    Notes--Certain Covenants."

RANKING...........................  The Exchange Notes will be senior securities of the
                                    Company, ranking PARI PASSU with all other
                                    unsubordinated and unsecured indebtedness of the
                                    Company. The Company, as of September 30, 1997, had
                                    outstanding $30.7 million of senior indebtedness,
                                    approximately $6.8 million of which was principal amount
                                    of borrowings under a $100.0 million revolving bank
                                    credit facility with Den norske Bank ASA, as Agent for
                                    itself and the other lenders named therein (the "DnB
                                    Facility"), and $150.0 million of Existing Notes, with
                                    which the Exchange Notes would rank PARI PASSU.

USE OF PROCEEDS...................  There will be no cash proceeds to the Company from the exchanges pursuant to the Exchange Offer.

             SUMMARY HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

    The following table sets forth summary historical and pro forma financial information for the Company at the dates and for the periods indicated. The following data should be read in conjunction with "Selected Historical Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and notes thereto incorporated by reference in this Offering Memorandum. The historical consolidated results of operations for the six months ended June 30, 1996 and June 30, 1997 are unaudited and not necessarily indicative of the results of operations for the full year.

                                                                                                    SIX MONTHS ENDED JUNE
                                                                YEAR ENDED DECEMBER 31,                      30,
                                                     ---------------------------------------------  ----------------------
                                                                                        PRO FORMA               PRO FORMA
                                                       1994        1995        1996      1996(1)       1996      1996(2)
                                                     ---------  ----------  ----------  ----------  ----------  ----------

                                                                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
  Operating revenue
    Marine.........................................  $  93,985  $  104,894  $  193,557  $  257,422  $   87,736  $  119,905
    Environmental..................................         --      21,765      30,887      30,887      15,012      15,012
  Operating expenses
    Marine.........................................     55,860      66,205     108,043     148,339      50,027      70,325
    Environmental..................................         --      12,223      16,625      16,625       8,156       8,156
  Administrative and general.......................      7,278      13,953      22,304      25,983      11,117      12,961
  Depreciation and amortization....................     14,108      18,842      24,967      33,250      11,542      15,684
  Operating income.................................     16,739      15,436      52,505      64,112      21,906      27,791
    Interest Expense...............................      5,422       6,681       5,713      13,426       3,452       7,266
    Interest (Income)..............................     (1,874)     (2,583)     (3,558)     (3,558)     (1,042)     (1,042)
  Net income.......................................      9,327      11,325      34,153      37,332      13,239      14,029
  Net income per common share:
    Assuming no dilution(3)........................  $    1.29  $     1.48  $     2.90  $     2.66  $     1.31  $     1.00
    Assuming full dilution.........................       1.22        1.36        2.67        2.61        1.16        1.00
  Weighted average common shares:
    Assuming no dilution(3)........................  7,219,002   7,665,235  11,776,743  14,037,057  10,071,417  14,005,385
    Assuming full dilution.........................  9,625,544  10,032,332  13,568,933  16,511,369  12,419,836  14,041,078

STATEMENT OF CASH FLOWS DATA:
  Cash provided by operating activities............  $  21,150  $    9,939  $   58,737          --  $   22,669          --
  Cash provided by (used in) investing
    activities.....................................     (4,855)    (78,695)   (100,120)         --      (7,511)         --
  Cash provided by (used in) financing
    activities.....................................     (7,714)     53,291     161,482          --     (15,766)         --

OTHER FINANCIAL DATA:
  EBITDA(4)........................................  $  32,923  $   35,964  $   79,730  $   99,620  $   34,291  $   44,318
  Ratio of earnings to fixed charges(5)............       3.17        3.18        9.71        5.08        6.33        3.91
  Ratio of EBITDA to certain fixed charges(6)......       6.07        5.38       13.96        7.42        9.93        6.10



                                                        1997
                                                     ----------

INCOME STATEMENT DATA:
  Operating revenue
    Marine.........................................  $  154,948
    Environmental..................................       9,479
  Operating expenses
    Marine.........................................      74,879
    Environmental..................................       4,100
  Administrative and general.......................      14,115
  Depreciation and amortization....................      17,621
  Operating income.................................      53,712
    Interest Expense...............................       5,641
    Interest (Income)..............................      (4,561)
  Net income.......................................      66,861
  Net income per common share:
    Assuming no dilution(3)........................  $     4.74
    Assuming full dilution.........................        4.14
  Weighted average common shares:
    Assuming no dilution(3)........................  14,119,642
    Assuming full dilution.........................  16,969,634
STATEMENT OF CASH FLOWS DATA:
  Cash provided by operating activities............  $   39,870
  Cash provided by (used in) investing
    activities.....................................     (20,843)
  Cash provided by (used in) financing
    activities.....................................      (5,841)
OTHER FINANCIAL DATA:
  EBITDA(4)........................................  $   74,094
  Ratio of earnings to fixed charges(5)............       16.74
  Ratio of EBITDA to certain fixed charges(6)......       11.94

                                                                                                     AT JUNE 30,
                                                                                                        1997
                                                                                                     HISTORICAL
                                                                                                   ---------------

                                                                                                   (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and temporary investments.................................................................     $ 162,213
  Total assets...................................................................................       720,710
  Long-term debt (including current portion):                                                                --
    Capital lease obligations....................................................................        23,393
    5 3/8% Convertible Subordinated Notes Due November 15, 2006..................................       187,750
    DnB Facility.................................................................................         6,991
    Other senior secured debt....................................................................           750
  Total debt.....................................................................................       218,884
  Total stockholders' equity.....................................................................       411,143

(SEE FOOTNOTES ON FOLLOWING PAGE)

(1) Reflects adjustments to the Company's historical results of operations for the year ended December 31, 1996, to give effect to (i) the 6.0% Note Conversion, (ii) the consummation of the 1996 Common Stock Offering (including the application of the net proceeds therefrom), (iii) the completion of the 1996 CNN Transaction (including the issuance of 156,650 shares of Common Stock upon conversion of the 2.5% Notes), (iv) the Convertible Notes Placement and (v) the Smit Transaction, in each case as if such transactions occurred on January 1, 1996. See "1996 Transactions."

(2) Reflects adjustments to the Company's historical results of operations for the six months ended June 30, 1996, to give effect to (i) the 6.0% Note Conversion, (ii) the consummation of the 1996 Common Stock Offering (including the application of the net proceeds therefrom), (iii) the completion of the 1996 CNN Transaction (including the issuance of 156,650 shares of Common Stock upon conversion of the 2.5% Notes), (iv) the Convertible Notes Placement and (v) the Smit Transaction, in each case as if such transactions occurred on January 1, 1996. See "1996 Transactions."

(3) This computation is submitted in accordance with Regulation S-K Item 601(b)(11). For the periods noted, it is contrary to APB Opinion No. 15 as per footnote to paragraph 14 thereto which does not require the inclusion of common stock equivalents in the earnings per share calculation if the dilutive effect is less than 3%.

(4) As used herein, "EBITDA" is operating income plus depreciation and amortization, amortization of deferred mobilization costs, which is included in marine operating expenses, minority interest in (income) loss of subsidiary and equity in net earnings of 50% or less owned companies. EBITDA should not be considered by an investor as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

(5) This computation is submitted in accordance with Regulation S-K Item 503(d). Earnings are computed as Income Before Income Taxes, Minority Interest, Equity in Earnings of 50% or Less Owned Companies, and Extraordinary Item plus fixed charges and Minority Interest in Income of Subsidiary. Fixed charges are computed as interest, whether expensed or capitalized, amortization of debt expense and discount and the portion of rental expense representative of interest.

(6) As used herein, the ratio of EBITDA to certain fixed charges is EBITDA divided by interest, whether expensed or capitalized, exclusive of amortization of debt expense and discount. The ratio of EBITDA to certain fixed charges should not be considered by an investor as an alternative to cash flows or ratio of earnings to fixed charges as a measure of liquidity.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS, IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

INDUSTRY CONDITIONS

    OFFSHORE MARINE SERVICES; MARKET VOLATILITY

    The Company's offshore vessel operations are dependent on activity in the offshore oil and gas exploration and production industry. The level of exploration and development of offshore areas is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources. The level of offshore activity also is related to local policies that influence drilling activities. In recent years, oil and gas prices and, therefore, the level of offshore exploration and drilling activity have been volatile. A significant or prolonged decline in future oil and gas prices likely would result in reduced exploration and development of offshore areas and a decline in the demand for offshore marine services. Such reduced activity could have a material adverse effect on the Company's financial condition and results of operations.

    Charter rates for the Company's vessels also are dependent on the supply of offshore marine vessels. Excess vessel capacity in the industry can result from refurbishment of inactive vessels, conversion of vessels formerly dedicated to services other than oil support and related offshore marine activities and construction of new vessels. The addition of new capacity to the worldwide offshore marine fleet would increase competition in those markets where the Company presently operates which, in turn, could have a material adverse effect on the Company's financial condition and results of operations.

    ENVIRONMENTAL SERVICES

    The environmental response business is dependent upon the development, interpretation and enforcement of regulations promulgated under OPA 90 and, to a lesser extent, upon oil spill response regulations developed at the state level. There currently is no uniformity of regulatory development or enforcement on a federal or state level. The Company believes that it generally benefits from increasingly stringent oil spill regulations and from increased enforcement of such regulations (which, in each case, increases demand for NRC's services). However, a relaxation of oil spill requirements or decreased enforcement of such regulations could reduce demand for NRC's services and, therefore, have a material adverse effect on the Company's financial condition and results of operations.

RELIANCE ON FOREIGN OPERATIONS

    For the six months ended June 30, 1997, approximately 41% of the Company's offshore marine revenues were derived from foreign operations. The Company's foreign offshore marine operations are subject to various risks inherent in conducting business in foreign nations. These risks include, among others, political instability, potential vessel seizure, nationalization of assets, currency restrictions and exchange rate fluctuations, import-export quotas and other forms of public and governmental regulation, all of which are beyond the control of the Company. Although, historically, the Company's operations have not been affected materially by such conditions or events, it is not possible to predict whether any such conditions or events might develop in the future. The occurrence of any one or more of such conditions or events could have a material adverse effect on the Company's financial condition and results of operations.

    The Company currently operates 33 vessels offshore West Africa, which primarily service the local offshore oil and gas industry. The Company's operations offshore West Africa are highly dependent on the level of activity in Nigeria. At this time, Nigeria, because of its domestic policies, has become the subject of certain international sanctions, including the suspension of development aid by the European Union and the suspension of Nigeria from the Commonwealth of Nations. Additional sanctions may be imposed in the future, which could include economic sanctions, such as an oil embargo. Economic sanctions or an oil embargo would have a significant negative impact on activity in the oil and gas industry offshore West Africa, which in turn would have a negative impact on the Company's operations in that area. There can be no assurance that the effects of economic sanctions or an oil embargo with respect to Nigeria would not have a material adverse effect on the Company's financial condition and results of operations.

CURRENCY FLUCTUATIONS

    Due to its foreign operations, the Company is exposed to currency fluctuations and exchange rate risks. To minimize the financial impact of these risks, the Company attempts to contract the majority of its services in U.S. dollars. However, in certain of the Company's foreign operations, the Company collects revenues and pays expenses in local currency. For financial statement reporting purposes, these accounts are translated into U.S. dollars at the weighted average exchange rates during the relevant period.

    Because the Company conducts substantially all its operations in U.S. dollars, to the extent the value of the U.S. dollar decreases in relation to the value of applicable foreign currencies, such decrease potentially could adversely affect the Company's operating revenues in foreign jurisdictions. To date, currency fluctuations have not had a material impact on the Company's financial condition or results of operations. The Company has a policy of monitoring its foreign currency exposure and has entered into certain hedging agreements.

AGE OF FLEET

    As of June 30, 1997, the average age of the Company's owned offshore marine service fleet was approximately 14.2 years. The Company believes that after an offshore supply vessel has been in service for approximately 25 years, the amount of expenditures (which typically increase with vessel age) necessary to satisfy required marine certification standards may not be economically justifiable. If the Company is unable to replace its vessels at the end of their useful economic lives, the cost of building new vessels could materially increase the Company's capital expenditures. There can be no assurance that the Company will be able to maintain its fleet by extending the economic life of existing vessels or acquiring new or used vessels, or that the Company's financial resources will be sufficient to enable it to make capital expenditures for such purposes.

COMPETITION

    Both the Company's marine and environmental segments operate in highly competitive industries. In addition to price, service and reputation, the principal competitive factors for offshore supply fleets include the existence of national flag preference, operating conditions and intended use (all of which determine the suitability of vessel types), complexity of maintaining logistical support and the cost of transferring equipment from one market to another. See "--Industry Conditions--Offshore Marine Services; Market Volatility" for other factors and "Business--Strategy--Offshore Marine Services."

    The principal competitive factors in the environmental services business are price, service, reputation, experience and operating capabilities. The Company believes that the lack of uniformity of regulatory development and enforcement on a federal and state level has created a lower barrier of entry in several market segments which has increased the number of competitors. NRC faces competition from the Marine Spill Response Corporation (a non-profit corporation funded by the major integrated oil companies), other industry cooperatives and also from smaller contractors who target specific market niches.

HOLDING COMPANY STRUCTURE

    The Notes will be general unsecured obligations of the Company. The Notes will not be guaranteed by the Company's subsidiaries and will not be secured by any assets of such subsidiaries. Because the Company conducts its offshore marine operations through its operating subsidiaries, the Company's ability to service its debt obligations, including its ability to pay the principal of and interest on the Notes, is strictly dependent upon the earnings and cash flows of its subsidiaries and the ability of these subsidiaries to make funds available to the Company for such purpose (whether in the form of intercompany loans, dividends or otherwise). The Company's subsidiaries are distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes or to make any funds available therefor, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business and other considerations.

    As a consequence of the Company's holding company structure, the Notes are effectively subordinated in right of payment to the prior payment in full of all existing and future obligations and liabilities of the Company's subsidiaries. Therefore, the claims of creditors of the Company's subsidiaries will, in respect of the assets of such subsidiaries, have priority over claims of the Company's creditors (including holders of the Notes). The Indenture will not restrict or limit the ability of the Company's subsidiaries to incur, assume or guarantee any indebtedness.

CONSEQUENCES OF FAILURE TO EXCHANGE

    Holders of Existing Notes who do not exchange their Existing Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such securities as set forth in the legend thereon and in the Offering Memorandum dated September 15, 1997, because the Existing Notes were issued pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Existing Notes may not be offered or sold unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom, or in a transaction not subject to the Securities Act and applicable state securities laws. The Company does not intend to register the Existing Notes under the Securities Act and, after consummation of the Exchange Offer, will not be obligated to do so except under limited circumstances. See "The Exchange Offer--Purpose and Effect of the Exchange Offer." Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties with respect to similar transactions, including "Exxon Capital Holdings Corporation" (available May 13, 1988) and Morgan Stanley & Co. Incorporated" (available June 5, 1991) and similar no-action letters, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Existing Notes may be offered for resale, resold or otherwise transferred by holders thereof (other than (i) a broker-dealer who purchases such Exchange Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act, or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such securities are acquired in the ordinary course of such holder's business, such holders have no arrangement with any person to participate in the distribution of such securities and neither such holders nor any such other person is engaging in or intends to engage in a distribution of such securities. Any holder of Existing Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution" and "The Exchange Offer--Procedures for Tendering." To the extent the Existing Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Existing Notes could be adversely affected. See "The Exchange Offer--Purpose and Effect of the Exchange Offer."

                                USE OF PROCEEDS

    The Exchange Offer is intended to satisfy certain of the Company's obligations under the Registration Agreement. In consideration for issuing the Exchange Notes contemplated in this Prospectus, the Company will exchange Existing Notes (in a like principal amount), the form and terms of which are the same as the form and terms of such Existing Notes, except as otherwise described herein. The Existing Notes surrendered in exchange for Exchange Notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the Exchange Notes will not result in any increase or decrease in the indebtedness of the Company. As such, no effect has been given to the Exchange Offer in the capitalization table. The Company will not receive any proceeds from the Exchange Offer. The gross proceeds to the Company from the offering of Existing Notes on September 22, 1997 (the "Existing Notes Offering") were approximately $148.8 million net of discounts to the Initial Purchasers (before deducting fees and expenses relating to such Offering). The net proceeds of the Existing Notes Offering will be used to fund certain anticipated capital expenditures for vessels and rigs, to pay up to $47.2 million in contractual obligations to Smit Internationale N.V. ("Smit") and to finance potential acquisitions and joint ventures. The balance, if any, of the net proceeds will be used for general corporate purposes. See "Capitalization."

                                 CAPITALIZATION

    The following table sets forth the cash and cash equivalents, short-term borrowings and capitalization of the Company at June 30, 1997, (i) on an historical basis and (ii) as adjusted to reflect the sale of the Notes offered hereby for the Existing Notes. The information set forth in the table below should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated by reference in this Prospectus. For additional information as to the capitalization of the Company, see "Selected Historical Financial Information" contained herein and Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements of the Company and the related notes thereto in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and its Annual Report on Form 10-K for the fiscal year ended December 31, 1997.

                                                                                              AT JUNE 30, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------

                                                                                               (IN THOUSANDS)
Cash and Cash Equivalents................................................................  $  162,213   $ 309,563
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Short-term Borrowings....................................................................  $   --       $  --
                                                                                           ----------  -----------
                                                                                           ----------  -----------
Current portion of long-term debt........................................................  $    1,797   $   1,797
                                                                                           ----------  -----------
Long-term Debt:
  7.20% Senior Notes Due 2009............................................................  $   --       $ 148,800
  DnB Facility...........................................................................       6,991       6,991
  Capital Lease Obligations..............................................................      21,746      21,746
  5 3/8% Convertible Subordinated Notes Due November 15, 2007............................     187,750     187,750
  Other..................................................................................         600         600
                                                                                           ----------  -----------
    Total long-term debt.................................................................     217,087     365,887

Minority Interests and Indebtedness to Minority Shareholder..............................         714         714

Stockholders' Equity:
  Common stock, $.01 par value...........................................................         140         140
  Additional paid-in capital.............................................................     264,391     264,391
  Retained earnings......................................................................     158,866     158,866
  Less 162,768 shares held in treasury, at cost..........................................      (5,137)     (5,137)
  Less unamortized restricted stock compensation.........................................      (1,191)     (1,191)
  Currency translation adjustments.......................................................      (5,926)     (5,926)
                                                                                           ----------  -----------
    Total stockholders' equity...........................................................     411,143     411,143
                                                                                           ----------  -----------
    Total capitalization.................................................................  $  630,741   $ 778,827
                                                                                           ----------  -----------
                                                                                           ----------  -----------

                   SELECTED HISTORICAL FINANCIAL INFORMATION

    The following table sets forth selected consolidated income statement and balance sheet information for each of the five years in the period ended December 31, 1996, which, in the case of the four-year period ended December 31, 1996, has been derived from consolidated financial statements of the Company that have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated income statement and balance sheet data for the six months ended June 30, 1996 and 1997 are derived from the Company's unaudited financial statements. Interim results, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial information for such periods; however, such results are not necessarily indicative of the results which may be expected for any other interim period or for a full year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's annual report to shareholders on Form 10-K for the year ended December 31, 1996 and quarterly report on Form 10-Q for the quarterly period ended June 30, 1997 and the Consolidated Financial Statements and the notes thereto each incorporated by reference in this registration statement. Pro forma financial statements of the Company are also presented elsewhere in this registration statement. See "Pro Forma Financial Statements."

                                                                                                                 SIX MONTHS ENDED
                                                                          YEAR ENDED DECEMBER 31,                    JUNE 30
                                                              ------------------------------------------------  ------------------
                                                                1992      1993      1994      1995      1996      1996      1997
                                                              --------  --------  --------  --------  --------  --------  --------

                                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
Operating revenue:
  Marine....................................................  $ 74,317  $ 92,168  $ 93,985  $104,894  $193,557  $ 87,736  $154,948
  Oil spill response........................................     --        --        --        8,927    12,466     5,919     1,637
  Environmental retainer and other service..................     --        --        --       12,838    18,421     9,093     7,842
                                                              --------  --------  --------  --------  --------  --------  --------
                                                                74,317    92,168    93,985   126,659   224,444   102,748   164,427
Costs and Expenses:
  Costs of oil spill response...............................     --        --        --        7,643    10,398     5,392     1,562
  Operating expenses -
    Marine..................................................    46,775    53,958    55,860    66,205   108,043    50,027    74,879
    Environmental...........................................     --        --        --        4,580     6,227     2,764     2,538
  Administrative and general................................     5,211     7,187     7,278    13,953    22,304    11,117    14,115
  Depreciation and amortization.............................    12,804    12,107    14,108    18,842    24,967    11,542    17,621
                                                              --------  --------  --------  --------  --------  --------  --------
Operating income............................................     9,527    18,916    16,739    15,436    52,505    21,906    53,712
Net interest expense........................................     6,728     3,719     3,548     4,098     2,155     2,410     1,080
(Gain)/Loss from equipment sales or retirements.............     --            8       388    (4,076)   (2,264)     (522)  (47,010)
Other (income) expense......................................     1,197      (122)      267      (228)      104      (310)     (443)
McCall acquisition costs....................................     --        --        --        --          542       472     --
                                                              --------  --------  --------  --------  --------  --------  --------
Income before income taxes, minority interest, equity in net earnings of 50% or less owned companies, and extraordinary
  item......................................................     1,602    15,311    12,536    15,642    51,968    19,856   100,085
Income tax expense..........................................       652     5,339     4,368     5,510    18,535     7,205    35,203
                                                              --------  --------  --------  --------  --------  --------  --------
Income before minority interest, equity in net earnings of
  50% or less owned companies, and extraordinary item.......       950     9,972     8,168    10,132    33,433    12,651    64,882
Minority interest in (income) loss of a subsidiary..........        41       (51)      184       321       244       147       145
Equity in net earnings of 50% or less owned companies.......     --          287       975       872     1,283       441     2,159
                                                              --------  --------  --------  --------  --------  --------  --------
Income before extraordinary item............................       991    10,208     9,327    11,325    34,960    13,239    67,186
Extraordinary item-loss on extinguishment of debt, net (less
  applicable income taxes)..................................     --        1,093     --        --          807     --         (325)
                                                              --------  --------  --------  --------  --------  --------  --------
Net income..................................................  $    991  $  9,115  $  9,327  $ 11,325  $ 34,153  $ 13,239  $ 66,861
                                                              --------  --------  --------  --------  --------  --------  --------
                                                              --------  --------  --------  --------  --------  --------  --------
Net income per common share -
  Assuming no dilution (1)..................................  $   0.19  $   1.28  $   1.29  $   1.48  $   2.90  $   1.35  $   4.81
  Assuming full dilution....................................      0.19      1.22      1.22      1.36      2.67      1.16      4.14

                                                                                                                 SIX MONTHS ENDED
                                                                          YEAR ENDED DECEMBER 31,                    JUNE 30
                                                              ------------------------------------------------  ------------------
                                                                1992      1993      1994      1995      1996      1996      1997
                                                              --------  --------  --------  --------  --------  --------  --------
                                                                               (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF CASH FLOWS DATA:
  Cash provided by operating activities.....................  $ 15,311  $ 23,416  $ 21,150  $  9,939  $ 58,737  $ 22,669  $ 39,870
  Cash provided by (used in) investing activities...........     6,048   (24,251)   (4,855)  (78,695) (100,120)   (7,511)  (20,843)
  Cash provided by (used in) financing activities...........       852    17,657    (7,714)   53,291   161,482   (15,766)   (5,841)
OTHER FINANCIAL DATA:
  EBITDA(2).................................................  $ 24,570  $ 32,366  $ 32,923  $ 35,964  $ 79,730  $ 34,291  $ 74,094
Ratio of earnings to fixed charges(3).......................      1.21      3.93      3.17      3.18      9.71      6.33     16.74
Ratio of EBITDA to certain fixed charges(4).................      3.49      6.77      6.07      5.38     13.96      9.93     11.94
BALANCE SHEET DATA (AT PERIOD END):
  Cash and temporary investments............................  $ 19,564  $ 36,008  $ 44,637  $ 28,786  $149,053  $ 28,179  $162,213
  Total assets..............................................   181,765   233,511   238,145   350,883   636,455   356,891   720,710
  Total long-term debt, including current portion...........    50,653    87,959    79,517   111,095   220,452    94,812   218,884
  Stockholders' equity......................................    89,639   100,532   111,482   183,464   351,071   196,886   411,143

------------------------
(1) This computation is submitted in accordance with Regulation S-K, Item 601(b)(11). For the periods noted, it is contrary to APB Opinion No. 15 as per footnote to paragraph 14 thereto which does not require the inclusion of Common Stock equivalents in the earnings per share calculation if the dilutive effect is less than 3%.

(2) As used herein, "EBITDA" is operating income plus depreciation and amortization, amortization of deferred mobilization costs, which is included in marine operating expenses, minority interest in (income) loss of subsidiary and equity in net earnings of 50% or less owned companies, before applicable income taxes. EBITDA should not be considered by an investor as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows or ratio of earnings to fixed changes as a measure of liquidity.

(3) This computation is submitted in accordance with Regulation S-K Item 503(d). Earnings are computed as Income Before Income Taxes, Minority Interest, Equity in Earnings of 50% or Less Owned Companies, and Extraordinary Item plus fixed charges and Minority Interest in Income of Subsidiary. Fixed charges are computed as interest, whether expensed or capitalized, amortization of debt expense and discount and the portion of rental expense representative of interest.

(4) As used herein, the ratio of EBITDA to certain fixed charges is EBITDA divided by interest, whether expensed or capitalized, exclusive of amortization of debt expense and discount. The ratio of EBITDA to certain fixed charges should not be considered by an investor as an alternative to cash flows as a measure of liquidity.

                         PRO FORMA FINANCIAL STATEMENTS

    The pro forma financial statements presented below reflect the effects of adjustments to the Consolidated Financial Statements and notes thereto incorporated by reference in this registration statement necessary to give pro forma effect to certain transactions described below as if such transactions had occurred on January 1, 1996.

    The pro forma financial statements of the Company and accompanying notes should be read in conjunction with the Consolidated Financial Statements and notes thereto and the unaudited financial statements of the Company for the six months ended June 30, 1997 incorporated by reference in this Registration Statement.

    Management believes that the assumptions used provide a reasonable basis on which to present the pro forma financial data. The pro forma financial statements are provided for information purposes only and should not be construed to be indicative of the Company's results of operations or financial position had the transactions described below been consummated on or as of the dates assumed, and are not intended to project the Company's results of operations or its financial position for any future period or as of any future date.

    The pro forma adjustments give effect to the 6.0% Note Conversion, the 1996 Common Stock Offering, the 1996 CNN Transaction (including the issuance of 156,650 shares of Common Stock upon conversion of the 2.5% Notes), and the Smit Transaction in each case as if such transactions occurred on January 1, 1996.

                       SEACOR SMIT INC. AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                           CONVERTIBLE
                                                        JULY 1996             NOTES              SMIT
                                                      TRANSACTIONS          PLACEMENT        TRANSACTION
                                     HISTORICAL          NOTE B              NOTE C             NOTE D        PRO FORMA
                                     ------------   -----------------     -------------     --------------   ------------
Operating Revenue:
  Marine...........................  $193,557,000   $   --                $   --            $63,865,000(7)   $257,422,000
  Environmental--
    Oil spill response.............    12,466,000       --                    --                --             12,466,000
    Retainer and other services....    18,421,000       --                    --                --             18,421,000
                                     ------------   -----------------     -------------     --------------   ------------
                                      224,444,000       --                    --             63,865,000       288,309,000
                                     ------------   -----------------     -------------     --------------   ------------
Costs and Expenses:
  Cost of oil spill response.......    10,398,000       --                    --                --             10,398,000
  Operating expenses--
    Marine.........................   108,043,000       --                    --             40,296,000(7)    148,339,000
    Environmental..................     6,227,000       --                    --                --              6,227,000
  Administrative and general.......    22,304,000       --                    --              9,421,000(7)
                                                                                             (5,742,000)(8)    25,983,000
  Depreciation and amortization....    24,967,000     (211,000)(1)            --             11,088,000(7)
                                                        --                    --             (2,594,000)(9)    33,250,000
                                     ------------   -----------------     -------------     --------------   ------------
                                      171,939,000     (211,000)               --             52,469,000       224,197,000
                                     ------------   -----------------     -------------     --------------   ------------
Operating Income...................    52,505,000      211,000                --             11,396,000        64,112,000
                                     ------------   -----------------     -------------     --------------   ------------
Other Income (Expense):
  Interest on Debt.................    (5,713,000)   4,048,000(1)(2)      (9,698,000)(5)     (2,063,000)(10)  (13,426,000)
  Interest Income..................     3,558,000       --                    --                --              3,558,000
  Gain (loss) from equipment sales
    or retirements.................     2,264,000       --                    --                --              2,264,000
  Other............................      (646,000)      --                    --                --               (646,000)
                                     ------------   -----------------     -------------     --------------   ------------
                                         (537,000)   4,048,000            (9,698,000)        (2,063,000)       (8,250,000)
                                     ------------   -----------------     -------------     --------------   ------------
Income Before Income Taxes,
  Minority
  Interest, Equity in Net Earnings
    of 50% or Less Owned Companies
    and Extraordinary Item.........    51,968,000    4,259,000            (9,698,000)         9,333,000        55,862,000
Income Tax Expense (Benefit).......    18,535,000    1,448,000(3)         (3,394,000)(6)      3,267,000(11)    19,856,000
                                     ------------   -----------------     -------------     --------------   ------------
Income Before Minority Interest,
  Equity in Net Earnings of 50% or
  Less Owned Companies and
  Extraordinary Item...............    33,433,000    2,811,000            (6,304,000)         6,066,000        36,006,000
Minority Interest in Income (Loss)
  of a Subsidiary..................       244,000       --                    --                --                244,000
Equity in Net Earnings of 50% or
  Less Owned Companies.............     1,283,000       --                    --                933,000(7)
                                                                                               (327,000)(11)    1,889,000
                                     ------------   -----------------     -------------     --------------   ------------
Income before Extraordinary Item...    34,960,000    2,811,000            (6,304,000)         6,672,000        38,139,000
Extraordinary Item-Loss on
  Extinguishment of Debt...........      (807,000)      --                    --                --               (807,000)
                                     ------------   -----------------     -------------     --------------   ------------
Net Income.........................  $ 34,153,000   $2,811,000            $(6,304,000)        6,672,000        37,332,000
                                     ------------   -----------------     -------------     --------------   ------------
                                     ------------   -----------------     -------------     --------------   ------------
Earnings Per Common Share--
  Assuming no Dilution
  Income before extraordinary
    item...........................  $       3.03       --                    --                --           $       2.72
  Extraordinary Item...............         (0.07)      --                    --                --                  (0.06)
                                     ------------   -----------------     -------------     --------------   ------------
Net Income.........................  $       2.96       --                    --                --           $       2.66
Earnings Per Common Share--
  Assuming Full Dilution
  Income before extraordinary
    item...........................  $       2.73       --                    --                --           $       2.66
  Extraordinary Item...............         (0.06)      --                    --                --                  (0.05)
                                     ------------   -----------------     -------------     --------------   ------------
Net Income.........................  $       2.67       --                    --                --           $       2.61
Weighted Average Common Shares:
Assuming no dilution...............    11,533,198       --                    --                --             14,037,057
Assuming full dilution.............    13,568,933       --                    --                --             16,911,369

                       SEACOR SMIT INC. AND SUBSIDIARIES

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                                                    PRO FORMA ADJUSTMENTS
                                     -----------------------------------------------------------------------------------
                                                                      CONVERTIBLE
                                                     JULY 1996           NOTES               SMIT
                                                   TRANSACTIONS        PLACEMENT         TRANSACTION
                                     HISTORICAL       NOTE B             NOTE C             NOTE D           PRO FORMA
                                     -----------   -------------     --------------     --------------     -------------
Operating Revenue:
  Marine...........................  $87,736,000   $   --            $   --             $32,169,000(7)     $ 119,905,000
  Environmental--
    Oil spill response.............    5,919,000       --                --                 --                 5,919,000
    Retainer and other services....    9,093,000       --                --                 --                 9,093,000
                                     -----------   -------------     --------------     --------------     -------------
                                     102,748,000       --                --             32,169,000           134,917,000
                                     -----------   -------------     --------------     --------------     -------------
Costs and Expenses:
  Cost of oil spill response.......    5,392,000       --                --                 --                 5,392,000
  Operating expenses--
    Marine.........................   50,027,000       --                --             20,298,000(7)         70,325,000
    Environmental..................    2,764,000       --                --                 --                 2,764,000
  Administrative and general.......   11,117,000       --                --              4,745,000(7)
                                                                                        (2,901,000)(8)        12,961,000
  Depreciation and amortization....   11,542,000     (105,000)(1)        --              5,586,000(7)         15,684,000
                                                                                        (1,339,000)(9)
                                     -----------   -------------     --------------     --------------     -------------
                                      80,842,000     (105,000)           --             26,389,000           107,126,000
                                     -----------   -------------     --------------     --------------     -------------
Operating Income...................   21,906,000      105,000            --              5,780,000            27,791,000
                                     -----------   -------------     --------------     --------------     -------------
Other Income (Expense):
  Interest on Debt.................   (3,452,000)   2,079,000(1)(2)  (4,852,000)(5)     (1,041,000)(10)       (7,266,000)
  Interest Income..................    1,042,000       --                --                 --                 1,042,000
  Gain (loss) from equipment sales
    or retirements.................      522,000       --                --                 --                   522,000
  McCall acquisition costs.........      --            --                --                 --                  --
  Other............................     (162,000)      --                --                 --                  (162,000)
                                     -----------   -------------     --------------     --------------     -------------
                                      (2,050,000)   2,079,000        (4,852,000)        (1,041,000)           (5,864,000)
                                     -----------   -------------     --------------     --------------     -------------
Income Before Income Taxes,
  Minority Interest, Equity in Net
  Earnings of 50% or Less Owned
  Companies and Extraordinary
  Item.............................   19,856,000    2,184,000        (4,852,000)         4,739,000            21,927,000
Income Tax Expense (Benefit).......    7,205,000      764,000(3)     (1,698,000)(6)      1,659,000(11)         7,930,000
                                     -----------   -------------     --------------     --------------     -------------
Income Before Minority Interest,
  Equity in Net Earnings of 50% or
  Less Owned Companies and
  Extraordinary Item...............   12,651,000    1,420,000        (3,154,000)         3,080,000            13,997,000
Minority Interest in Income (Loss)
  of a Subsidiary..................      147,000       --                --                 --                   147,000
Equity in Net Earnings of 50% or
  Less Owned Companies.............      441,000       --                --                470,000(7)            746,000
                                                                                          (165,000)(11)
                                     -----------   -------------     --------------     --------------     -------------
Income before Extraordinary Item...   13,239,000    1,420,000        (3,154,000)         3,385,000            14,890,000
Extraordinary Item-Loss on
  Extinguishment of Debt...........      --          (861,000)(4)        --                 --                  (861,000)
                                     -----------   -------------     --------------     --------------     -------------
Net Income.........................  $13,239,000   $  559,000        $(3,154,000)       $3,385,000            14,029,000
                                     -----------   -------------     --------------     --------------     -------------
                                     -----------   -------------     --------------     --------------     -------------
Earnings Per Common Share--
  Assuming no Dilution:
  Income before extraordinary
    item...........................  $      1.35                                                           $        1.06
  Extraordinary Item...............      --                                                                        (0.06)
                                     -----------                                                           -------------
Net Income.........................  $      1.35                                                           $        1.00
                                     -----------                                                           -------------
                                     -----------                                                           -------------
Earnings Per Common Share--
  Assuming Full Dilution:
  Income before extraordinary
    item...........................  $      1.16                                                           $        1.06
  Extraordinary Item...............      --                                                                        (0.06)
                                     -----------                                                           -------------
Net Income.........................  $      1.16                                                           $        1.00
                                     -----------                                                           -------------
                                     -----------                                                           -------------
Weighted Average Common Shares:
Assuming no dilution...............    9,835,707                                                              14,005,385
Assuming full dilution.............   12,419,836                                                              14,041,078

                       SEACOR SMIT INC. AND SUBSIDIARIES

         NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A.  BASIS OF PRESENTATION

    As discussed in the Company's annual report to shareholders on Form 10-K for the year ended December 31, 1996, the Company completed several transactions during 1996 (the 6.0% Note Conversion, the 1996 CNN Transaction, the 1996 Common Stock Offering (collectively, the "July 1996 Transactions"), the Convertible Notes Placement, and the Smit Transaction).

    The accompanying pro forma condensed consolidated statements of income for the year ended December 31, 1996 and for the six months ended June 30, 1996 have been prepared based upon certain pro forma adjustments to historical financial information, assuming (i) the July 1996 Transactions, (ii) the Convertible Notes Placement, and (iii) the Smit Transaction, in each case occurred on January 1, 1996. No pro forma adjustments were made to the statements of income with respect to operating revenues and expenses for the 1996 CNN Transaction because the effect of such adjustments would not be material.

    The pro forma data are not necessarily indicative of the operating results or financial position that would have occurred had the above described transactions been consummated at the dates indicated, nor necessarily indicative of future operating results or financial position.

    The weighted averages of common shares used to calculate pro forma consolidated earnings per share, assuming no dilution, are based on the actual weighted average number of shares outstanding during each period, adjusted to give effect to shares issued in connection with the July 1996 Transactions and the Smit Transaction, assuming that the transactions had taken place on January 1, 1996 and for additional shares assumed to be outstanding to reflect the dilutive effect of common stock equivalents using the treasury stock method. The weighted average of common shares used to calculate pro forma consolidated earnings per share, assuming full dilution, for the year ended December 31, 1996 is based on the actual weighted average number of shares outstanding during the period, adjusted to give effect to the July 1996 Transactions and the Smit Transaction and for additional shares assumed to be outstanding to reflect the dilutive effect of common stock equivalents using the treasury stock method and the assumption that the 5 3/8% Convertible Subordinated Notes issued in the Convertible Notes Placement and the Smit Transaction were converted into common stock. Net income has been adjusted for the interest expense (net of income tax) associated with the convertible subordinated notes. The weighted average of common shares used to calculate pro forma consolidated earnings per share, assuming full dilution, for the six months ended June 30, 1996, was calculated on the same basis except that the effect of the conversion of the 5 3/8% Convertible Subordinated Notes into Common Stock is not considered in the calculation of earnings per share assuming full dilution because the effect is antidilutive.

B. JULY 1996 TRANSACTIONS

    6.0% NOTE CONVERSION

    On June 6, 1996, the Company notified the Trustee of the 6.0% Notes of its election to call the 6.0% Notes for redemption on July 12, 1996. Holders of the 6.0% Notes had the right to convert the 6.0% Notes into shares of Common Stock at a ratio of 39.024 shares of Common Stock per $1,000 principal amount of the 6.0% Notes (representing a conversion price of $25.625 per share) prior to the date of redemption. Upon conversion, 2,156,083 shares of Common Stock were issued. The following adjustment reflects the assumed conversion of the entire principal amount outstanding of the 6.0% Notes:

    (1) To reflect the reductions in interest expense and the amortization of debt issuance costs as a result of the conversion.

                       SEACOR SMIT INC. AND SUBSIDIARIES

B. JULY 1996 TRANSACTIONS (CONTINUED)
    1996 CNN TRANSACTION

    (2) To reflect the reduction in interest expense due to the retirement of indebtedness outstanding with a portion of the net proceeds from the 1996 Common Stock Offering.

    (3) To adjust income tax expense for the effect of the adjustments described in notes (1) and (2) assuming an effective tax rate of 35%.

    (4) To reflect an extraordinary loss in the six-month period ended June 30, 1996 due to the write-off of unamortized debt discount relating to the early repayment of $9.6 million of indebtedness outstanding to CNN, net of income tax benefits.

C.  CONVERTIBLE NOTES PLACEMENT

    These adjustments reflect the completion of the 5 3/8% Convertible Subordinated Notes Offering. The detail of these adjustments is as follows:

    (5) To reflect the increase in interest expense due to the sale of $172.5 million principal amount of the 5 3/8% Convertible Subordinated Notes and the amortization of deferred financing costs.

    (6) To adjust income tax expense for the effect of the adjustment described in note (5) assuming an effective tax rate of 35%.

D.  SMIT TRANSACTION

    For the purpose of the pro forma adjustments with respect to the operations of Smit, the revenues and expenses of these operations are translated from Dutch guilders to U.S. dollars at the weighted average currency exchange rates during the applicable reporting periods.

    (7) To reflect the operating revenues and expenses and equity in net earnings of 50% or less owned entities attributable to the Smit assets acquired.

    (8) To adjust administrative and general expenses associated with the acquired assets to reflect the Company's budget for these operations.

    (9) To reflect depreciation associated with the acquired assets relative to such expense as reported by Smit. The Company recorded the acquired assets at their fair market values in accordance with the purchase method of accounting. Consistent with the Company's depreciation policies, the depreciable lives assigned to each of the vessels acquired in the Smit Transaction were determined by subtracting from 25 years the period from each vessel's original construction date to its acquisition date.

    (10) To reflect an increase in interest expense due to the issuance of $15.25 million principal amount of Smit Notes and payments under capital lease obligations.

    (11) To adjust income tax expense for the effect of the adjustments described in notes (7) through (10) assuming an effective tax rate of 35%.

                                  THE COMPANY

    The Company is a major provider of offshore marine services to the oil and gas exploration and production industry and is one of the leading providers of oil spill response services to owners of tank vessels and oil storage, processing and handling facilities. As of June 30, 1997, the Company operated a diversified fleet of 306 vessels primarily dedicated to servicing offshore oil and gas exploration and production facilities in the U.S. Gulf of Mexico, the North Sea, offshore West Africa, Mexico, the Far East, Latin America and the Mediterranean. Additionally, the recent consummation of the acquisition of assets, including certain vessels owned by Galaxie Marine Service, Inc., Moonmaid Marine, Inc., Waveland Marine Service, Inc. and Triangle Marine Inc., as well as a vessel construction contract, has enlarged the Company's fleet capacity in the U.S. Gulf of Mexico. The Company's offshore service vessels deliver cargo and personnel to offshore installations, handle anchors for drilling rigs and other marine equipment, support offshore construction and maintenance work and provide standby safety support. The Company also furnishes vessels for special projects such as well stimulation, seismic data gathering, freight hauling and line handling. In connection with its offshore marine services, the Company, through Energy Logistics, Inc., a joint venture with Baker Energy, a unit of the Michael Baker Corporation, a U.S. public company, also offers logistics services for the offshore industry, including the coordination and provision of marine, air and land transportation, materials handling and storage, inventory control and "just-in-time" procurement.

    The Company's environmental services business principally provides contractual oil spill response services to entities who store, transport, produce or handle petroleum and certain other non-petroleum oils as required by OPA 90 and various state regulations. The Company's services, provided primarily through its indirect wholly-owned subsidiary, NRC, also include training for and supervision of activities in response to oil spill emergencies and the maintenance of specialized equipment for immediate deployment and spill response. NRC has acted as the principal oil spill response contractor on several of the largest oil spills that have occurred in the United States since the enactment of OPA 90.

    In August 1997, SEACOR Rigs, a wholly-owned subsidiary of SEACOR, invested approximately $9.0 million in exchange for a 50% interest in Chiles, a joint venture and strategic alliance created to manage and invest in partnerships which will construct, own and operate two premium jackup drilling rigs, which have been contracted for delivery in 1999. The Company believes that this business is complementary to SEACOR's marine transportation and logistics business. SEACOR Rigs anticipates contributing an additional $26.0 million as a limited partner in such partnerships, partially funding rig construction. Estimated total project costs of approximately $160.0 million may be funded, in part, through the sale of units in the rig-owning partnerships. It is anticipated that SEACOR Rigs will initially own 80% of these partnerships through its 50% equity holding in Chiles and its direct investment in the rig-owning partnerships; however, the Company anticipates reducing its ownership interests through the possible sale of partnership units. On September 8, 1997, Chiles entered into a letter of intent for the construction of two additional premium jackup drilling rigs. Estimated total project costs for each rig would be approximately $92.0 million. The Company does not presently intend to fund any portion of such costs. The transaction is contingent upon the preparation, negotiation and execution of definitive documentation and Chiles' ability to obtain financing therefor by December 7, 1997. Consequently, there can be no assurance that such transaction will be consummated.

    SEACOR's principal executive offices are located at 11200 Westheimer, Suite 850, Houston, Texas 77042, where its telephone number is (713) 782-5990.

                                    BUSINESS

STRATEGY

    The Company's strategy is to identify and pursue opportunities for growth, development and integration of its offshore marine, environmental services and other related marine and energy businesses. In its offshore marine services business, the Company seeks to be innovative in meeting the long-term needs of its customers while managing the short-term challenges characteristic of a cyclical, global and capital-intensive business. In its environmental services business, the Company seeks to provide value-added services to its customers in the most cost-efficient manner by capitalizing on its knowledge and experience in planning for and responding to oil spill emergencies, its diversified fleet of offshore marine service vessels and its extensive network of independent contractors. A key element of the Company's strategy is the acquisition of assets or businesses which expand the Company's markets, customer base and services. The Company seeks to develop "total" customer relationships by meeting its customers' vessel and environmental services needs on a global basis.

    OFFSHORE MARINE SERVICES

    The Company's strategy is to pursue growth opportunities while balancing its exposure to the cyclical nature of the oil and gas exploration and production industry. The Company implements this strategy by:

    DIVERSIFYING GEOGRAPHICALLY. The Company seeks to expand its presence in multiple markets and thereby enhance asset utilization by enabling it to deploy vessels to different geographic regions to take advantage of cyclical market opportunities and better service its customers' global operations.

    MAINTAINING A BALANCE BETWEEN LONG-TERM AND SHORT-TERM CHARTERS. The Company seeks to maintain a balance between long-term charters (i.e., those having a duration of one year or more from inception), which increase asset utilization, enhance the predictability of cash flows and facilitate the development of lasting customer relationships, and short-term charters, which provide the Company with the flexibility to take advantage of improving market conditions and opportunities in different markets.

    BROADENING THE MIX OF VESSELS. The Company maintains a diversified fleet of vessels which enables it to service a broad range of customer requirements and provide services to both the exploration and production sectors of the energy industry.

    OFFERING SPECIALIZED SERVICES. The Company seeks to meet its customers' needs through efficient use of vessels and logistical systems. In conjunction with this strategy, the Company has modified and converted vessels for special projects such as well stimulation, seismic data gathering, standby safety support and freight hauling.

    ENVIRONMENTAL SERVICES

    In its environmental services business, the Company's strategy is to balance its exposure to the event-driven nature of its marine spill response business by expanding its core OPA 90 business and developing and promoting ancillary environmental services. The Company implements this strategy by:

    EXPANDING ITS SERVICES. The Company is committed to pursuing new customer relationships and expanding its services by identifying, developing and providing services ancillary to the requirements of OPA 90. Ancillary services include environmental training programs, standby oil spill response services and planning for oil spill response drills.

    EXPANDING INTERNATIONALLY. The Company seeks to develop its oil spill response and ancillary services businesses internationally by capitalizing on its knowledge and experience, existing customer relationships and rapid equipment deployment capability.

    DIVERSIFYING ITS CUSTOMER BASE. The Company seeks to expand its sources of retainer revenues by actively marketing its environmental services to vessel owners, facilities and others who must comply with various state and federal planning regulations but who are not covered by the requirements of OPA 90.

    MAINTAINING A COST-EFFECTIVE SPILL RESPONSE NETWORK. The Company maintains a highly efficient and cost-effective spill response network by coordinating and managing existing resources and supplementing them with a variety of purpose-built equipment. The Company's network of approximately 53 independent spill response contractors stores and maintains NRC's equipment in a constant state of preparedness and provides trained personnel and resources in the event of a spill.

    OTHER RELATED BUSINESSES

    The Company seeks acquisition and investment opportunities in other related marine and energy businesses that are complementary to the Company's current operations, such as its August 1997 investment in Chiles.

OFFSHORE MARINE SERVICES

    GEOGRAPHIC MARKETS SERVED

    The operations of the Company's offshore marine services business are concentrated in five geographic markets: the United States (principally, the U.S. Gulf of Mexico), offshore West Africa, the North Sea, the Far East and Latin America. The table below sets forth, at the dates indicated, the number of vessels operated directly by the Company or through its joint ventures and pooling arrangements in each geographic market. Prior to 1996, the information contained in the table has been restated to include vessels purchased in the McCall Acquisition (as defined in "1996 Transactions").

                                   AT DECEMBER 31,      AT JUNE 30,
                                ---------------------
GEOGRAPHIC MARKET               1994   1995   1996(1)     1997(2)
------------------------------  ----   ----   -------   -----------
Domestic......................   79    194     175(3)      191(3)
                                ----   ----   -------      -----
Foreign:
  Offshore West Africa........   20     27        34          33
  North Sea...................   11     15        34          35
  Far East....................  --     --         19          17
  Latin America...............   10     10        12          18
  Other(4)....................    4      3        12          12
                                ----   ----   -------      -----
    Total Foreign.............   45     55       111         115
                                ----   ----   -------      -----
      Total Fleet.............  124    249       286         306(3)
                                ----   ----   -------   -----------
                                ----   ----   -------   -----------

------------------------

(1) Includes 45 vessels acquired pursuant to the Smit Transaction (See "1996 Transactions").

(2) The increase following December 31, 1996 primarily relates to the Galaxie Transaction (See "Summary--The Company").

(3) Excludes 13 oil spill response vessels.

(4) Includes vessels operating primarily in the Middle East and the Mediterranean.

    DOMESTIC. The Company is a major provider of offshore marine services to the oil and gas exploration and production industry that operates primarily in the U.S. Gulf of Mexico. Exploration activity, including recent trends to drill in deeper water in the U.S. Gulf of Mexico, is generally supported by larger supply, towing supply and anchor handling towing supply vessels. At June 30, 1997, the Company operated 27 of approximately 300 of these larger vessels currently in the U.S. Gulf of Mexico. Production activity is supported by similar vessels as well as smaller crew and utility vessels. At June 30, 1997, the Company operated 157 of approximately 400 estimated crew and utility vessels in the U.S. Gulf of Mexico.

The Company also operated four specially equipped vessels for customers who provide well stimulation, seismic data gathering and freight services from shore bases primarily in the U.S. Gulf of Mexico region.

    Exploration and drilling activity in the U.S. Gulf of Mexico, which affects the demand for vessels, is largely a function of the short-term and long-term trends in the levels of oil and gas prices. Demand for vessels in the U.S. Gulf of Mexico has increased recently due to increased drilling activity associated with natural gas exploration and production, deepwater drilling and rig workover projects. There can be no assurance that this trend will continue.

    OFFSHORE WEST AFRICA. The Company is one of the largest operators serving the West African coast. At June 30, 1997, the Company owned 32 and chartered-in one vessel of the approximately 200 offshore support vessels working in this market. The number of operators is more concentrated in this market as compared to the U.S. Gulf of Mexico in that four companies operate almost 90% of the vessels currently active in the region.

    The need for offshore support vessels in this market is primarily dependent upon multi-year offshore oil and gas exploration and development projects and production support. The demand for vessels in offshore West Africa has increased over the past year. However, the region is highly dependent on the level of activity in Nigeria, and recent political developments could have an adverse effect on exploration and development activity, which in turn would adversely impact the Company's operations in this market.

    NORTH SEA. The Company provides standby safety, supply, towing supply and anchor handling towing supply services to customers in the North Sea.

    At June 30, 1997, there were approximately 150 vessels certified to provide standby safety services in the North Sea and the Company owns and operates 22 of these vessels. Twelve additional standby safety vessels are marketed by the company or its managing agent under pooling arrangements with U.K. companies. See "--Joint Ventures and Pooling Arrangements." Demand in this market for standby safety service developed in 1992 after the United Kingdom promulgated increased safety legislation requiring offshore operations to maintain standby safety vessels. The legislation generally requires a vessel to "stand by" to provide a means of evacuation and rescue for platform and rig personnel in the event of an emergency at an offshore installation. The Company believes that it was one of the first companies to convert its existing vessels for use as standby safety service vessels. Demand for standby safety vessels in the North Sea declined steadily over the last two years as drilling activity was scaled back due to a decline in oil prices, tax laws changes and a surplus of certified vessels. Since mid-1995, however, demand has improved with increased exploration activity, stimulated in part by updated exploration technology and the development of new drilling areas west of the Shetland Islands. There can be no assurance, however, that this trend will continue.

    The Smit Transaction (as defined in "1996 Transactions") has allowed the Company to expand its North Sea operations and, at June 30, 1997, 13 of the approximately 185 offshore support vessels working in this market were owned by the Company. Eight vessels are working on the Netherlands' Continental Shelf and five are operating in the U.K. sector of the North Sea. For the remainder of 1997 and 1998, drilling activity in the North Sea is forecasted to increase and 89 mobile drilling rigs are projected to operate near capacity. Presently, there are 20 offshore support vessels under construction in Norway that are expected to add significant vessel capacity to the North Sea market in 1997 and 1998. It is not certain if these new vessels will negatively affect existing rates per day worked and utilization in the North Sea or possibly stimulate the migration of older offshore support vessels to other regions.

    FAR EAST. At June 30, 1997, the Company operated 12 anchor handling towing supply vessels, four towing supply vessels and one seismic data gathering vessel in this region, of which ten were owned by joint venture corporations. At June 30, 1997, there were approximately 275 offshore support vessels owned by ten companies supporting both exploration and production activities in approximately 16 countries in the Far East. Exploration activity, occurring in both shallow and deep water areas, has been increasing and continued improvement is expected. At present, vessels with high horsepower or vessels capable of assisting with offshore construction are in high demand. Production activity has improved and, although there can be no assurance, demand for smaller offshore marine service vessels as operated by the Company in the U.S. Gulf of Mexico is anticipated to increase.

    LATIN AMERICA. The Company provides offshore marine services in Latin America for both exploration and production activities. At June 30, 1997, 12 of the Company's 18 vessels operating in this region worked in Mexico, and the remaining six vessels worked in the Caribbean, Trinidad and South America. At June 30, 1997, there were approximately 80 offshore support vessels operated in Mexico. All of the Company's vessels working in Mexico were owned and operated by a joint venture with Transportacion Maritima Mexicana S.A. de C.V., a Mexican corporation ("TMM"). See "--Joint Ventures and Pooling Arrangements."

    While operating conditions in Mexico are, in many respects, similar to those in the U.S. Gulf of Mexico, demand for offshore support vessels in Mexico historically has been affected to a significant degree by Mexican government policies, particularly those relating to Petroleos Mexicanos ("PEMEX"), the Mexican national oil company. Offshore exploration and production activity has been down for most of the past year as a result of political and fiscal changes. Although there can be no assurance, the Company anticipates that these changes will result in increased exploration and production maintenance activity in future periods.

    FLEET

    The offshore marine service industry supplies vessels to owners and operators of offshore drilling rigs and production platforms. Two of the largest groups of offshore support vessels which the Company operates are crew boats, which transport personnel and small loads of cargo when expedited deliveries are required, and utility boats, which support offshore production by delivering general cargo and facilitating infield transportation of personnel and materials. Two other significant classes of vessels operated by the Company are towing supply and anchor handling towing supply vessels. These vessels have more powerful engines, a deck mounted winch and are capable of towing and positioning offshore drilling rigs as well as providing supply vessel services. The Company also operates supply vessels, which transport drill pipe, drilling fluids and construction materials, special service vessels, which include well stimulation, seismic data gathering, line handling, freight, oil spill response and standby safety vessels. As of June 30, 1997, the average age of the Company's owned offshore marine fleet was approximately 14.2 years.

    The following table sets forth, at the dates indicated, certain summary fleet information for the Company. Prior to 1996, the information contained in the table has been restated to include vessels acquired in May 1996.

                                   AT DECEMBER 31,
                                ---------------------   AT JUNE 30,
TYPE OF VESSEL                  1994   1995   1996(1)     1997(2)
------------------------------  ----   ----   -------   -----------
Crew..........................   38     77       77           82
Supply and Towing Supply......   46     52       70           73
Utility and Line Handling.....    9     86       70           87
Anchor Handling Towing
  Supply......................   11     10       37           38
Standby Safety................   11     15       22           22
Geophysical, Freight and
  Other.......................    9      9       10            4
                                ----   ----   -------      -----
    Total Fleet...............  124    249      286          306(3)
                                ----   ----   -------      -----
                                ----   ----   -------      -----

------------------------

(1) Includes 45 vessels acquired pursuant to the Smit Transaction. See "1996 Transactions."

(2) The increase following December 31, 1996 primarily relates to the Galaxie Transaction. See "Summary--The Company."

(3) Excludes 13 oil spill response vessels but includes 256 offshore marine service vessels owned by the Company and 50 offshore marine service vessels that are not owned by the Company. Of the 50 offshore marine service vessels that are not 100% Company-owned, 33 are owned by joint venture corporations in which the Company has an equity interest, 12 are operated under pooling arrangements with Company-owned vessels, and five are bareboat or time chartered-in by the Company for use in its operations.

    The Company actively monitors opportunities to buy or sell vessels that will maximize the overall utility and flexibility of its fleet structures. Presently, the Company has entered into arrangements to sell seven vessels for a total of approximately $38.0 million to two leasing companies and lease back the same for a period of three years. These transactions are true operating leases and are scheduled to close towards the end of the fourth quarter of 1997.

    The Company's operating revenue is affected by rates per day worked and utilization. These performance measures are closely aligned with the offshore oil and gas exploration industry and are a function of demand and availability of marine vessels. The level of exploration and development of offshore areas is affected by both short-term and long-term trends in oil and gas prices which, in turn, are related to the demand for petroleum products and the current availability of oil and gas resources.

    The table below sets forth rates per day worked and utilization data for the Company during the periods indicated.

                                                              YEAR ENDED DECEMBER 31,
                                                          -------------------------------  SIX MONTHS ENDED
                                                            1994       1995       1996       JUNE 30, 1997
                                                          ---------  ---------  ---------  -----------------
Rates Per Day Worked: (1)(2)
  Supply/Towing Supply..................................  $   3,254  $   3,198  $   4,479      $   6,069
  Anchor Handling Towing Supply.........................      5,322      4,960      6,482          9,738
  Crew..................................................      1,420      1,529      1,726          2,114
  Standby Safety........................................      4,687      4,378      4,884          5,669
  Utility/Line Handling.................................      1,260      1,126      1,152          1,327
  Project and Geophysical/Freight.......................      3,801      4,010      4,289          4,692
    Overall Fleet.......................................      2,731      2,376(3)     2,565         3,422

Overall Utilization: (1)
  Supply/Towing Supply..................................       81.6%      83.9%      94.5%          93.1%
  Anchor Handling Towing Supply.........................       84.5       80.1       93.1           82.5
  Crew..................................................       91.4       96.9       97.8           97.6
  Standby Safety........................................       87.0       82.1       85.8           91.6
  Utility/Line Handling.................................       87.4       73.0       81.4           97.5
  Project and Geophysical/Freight.......................       94.6       89.2       99.1           95.0
    Overall Fleet.......................................       87.9       86.1       90.8           95.0

------------------------

(1) Rates per day worked is the ratio of total charter revenue to the total number of vessel days worked. Rates per day worked and overall utilization figures exclude owned vessels that are bareboat and time chartered-out, vessels owned by corporations that participate in pooling arrangements with the Company, joint venture vessels and managed/operated vessels and include vessels that are bareboat and time chartered-in by the Company.

(2) Certain of the Company's vessels earn revenue in foreign currencies which have been converted to U.S. dollars for reporting purposes at the weighted average exchange rates of those foreign currencies for the periods indicated.

(3) The decline in the overall fleet's average rate per day worked for the year ended December 31, 1995 was due primarily to the addition of a large number of crew and utility vessels acquired in 1995. Crew and utility vessels earn substantially lower rates per day worked than the other types of vessels in the Company's fleet but also have substantially lower costs. Thus, management believes that the comparative rates per day worked amount is not necessarily indicative of operating income performance.

    The table below sets forth the Company's marine fleet structure at the dates indicated:

                                               AT JUNE 30,
                                              -------------
FLEET STRUCTURE                             1997         1996
                                            -----        -----
Owned..................................         256          226
Bareboat and Time Chartered-in(1)......           5            3
Joint Ventured(2)......................          33           10
Pooled(3)..............................          12            5
                                                ---          ---
  Overall Fleet........................         306          244
                                                ---          ---
                                                ---          ---

------------------------

(1) A bareboat charter is a vessel lease under which the entity chartering-in a vessel is typically responsible for all crewing, insurance, and operating expenses, as well as the payment of bareboard charter hire to the vessel owner. A time charter is a vessel lease under which the entity providing the vessel is responsible for all crewing, insurance, and operating expenses. At June 30, 1997, the Company bareboat chartered-in two vessels and time chartered-in three vessels. At June 30, 1996, the Company bareboat chartered-in two vessels and time chartered-in one vessel.

(2) 1997 and 1996 include twelve and ten vessels, respectively, owned by a joint venture between TMM and the Company. 1997 also includes 21 vessels owned by corporations in which the Company acquired an equity interest pursuant to a transaction with Smit Internationale N.V. ("Smit") in December 1996.

(3) 1997 and 1996 include five vessels owned by Toisa Ltd. which participate in a pool with ten Company-owned North Sea standby safety vessels. Additionally, 1997 includes seven standby safety vessels in which the Company shares net operating profits after certain adjustments with Toisa and owners of the vessels.

    JOINT VENTURES AND POOLING ARRANGEMENTS

    The Company has formed or acquired interests in joint ventures and entered into pooling arrangements with various third parties to enter new markets, enhance its marketing capabilities and facilitate operations in certain foreign markets. These arrangements allow the Company to expand its fleet and minimize the risks and capital outlays associated with independent fleet expansion. The principal joint venture and pooling arrangements in which the Company participates are described below:

    VEESEA JOINT VENTURE. Standby safety vessels operated by the Company in the North Sea are owned by a subsidiary of the Company, VEESEA Holdings, Inc. ("VEESEA Holdings") and its subsidiaries (collectively, "VEESEA"). All standby safety vessels operated by the Company in the North Sea are managed under an arrangement with Vector Offshore Limited, a U.K. company ("Vector"), which owns a 9% interest in VEESEA Holdings (the "Veesea Joint Venture"). The Company's joint venture arrangement with Vector enabled it to enter a niche market using local management and an existing infrastructure. The number of standby safety vessels owned by the Company has grown from one vessel in December 1991 to ten vessels in service today.

    SEAVEC POOL. In January 1995, the Company entered into a pooling arrangement with Toisa Ltd., a U.K. offshore marine transportation and services company ("Toisa"). Under this pooling arrangement (the "SEAVEC Pool"), the Company and Toisa jointly market their standby safety vessels in the North Sea market, with operating revenues pooled and allocated to the respective companies pursuant to a formula based on the class of vessels each company contributes to the pool. The SEAVEC Pool currently markets 15 vessels.

    SAINT FLEET POOL. In November 1996, Vector entered into bareboat charters for seven standby safety vessels which provide for VEESEA Holdings, Toisa, and the owners of the vessels to share in net operating profits after certain adjustments for maintenance and management expenses (the "Saint Fleet Pool"). Vector assumed management control of these vessels in December 1996 and markets the vessels in coordination with the SEAVEC Pool.

    TMM JOINT VENTURE. During 1994, the Company and TMM organized a joint venture to serve the Mexican offshore market (the "TMM Joint Venture"). The TMM Joint Venture is comprised of two corporations, Maritima Mexicana, S.A. and SEAMEX International, Ltd., in each of which the Company owns a 40% equity interest. The TMM Joint Venture has enabled the Company to expand into a new market contiguous to the U.S. Gulf of Mexico and has provided greater marketing flexibility for the Company's fleet in the region.

    SMIT JOINT VENTURES. Pursuant to the Smit Transaction, the Company acquired certain joint venture interests owned by Smit (the "Smit Joint Ventures") which increased the Company's presence in international markets. The vessel-owning Smit Joint Ventures in which the Company owns a 50% or less equity interest include 21 vessels currently operated in the Far East, Latin America, the Middle East, the Mediterranean and offshore West Africa.

    CUSTOMERS

    The Company offers offshore marine services to over 140 customers who are primarily major integrated oil companies and large independent oil and gas exploration and production companies. The Company has enjoyed long-standing relationships with several of its customers with whom the Company has sought to establish alliances. The percentage of revenues attributable to an individual customer varies from time to time, depending on the level of oil and gas exploration undertaken by a particular customer, the suitability of the Company's vessels for the customer's projects and other factors, many of which are beyond the Company's control. For the quarter ended June 30, 1997, approximately 10.8% of the Company's marine operating revenues was received from Mobil Oil Corporation.

    CHARTER TERMS

    Customers for offshore vessels generally award charters based on suitability and availability of equipment, price and reputation for quality service and duration of employment. Charter terms may vary from several days to several years.

    COMPETITION

    The offshore marine services industry is highly competitive. In addition to price, service and reputation, the principal competitive factors for offshore supply fleets include the existence of national flag preference, operating conditions and intended use (all of which determine the suitability of vessel types), complexity of maintaining logistical support and the cost of transferring equipment from one market to another.

    Although there are many suppliers of marine offshore services, management believes there is only one company, Tidewater, Inc., which operates in all geographic markets and has a substantial percentage of the domestic and foreign offshore marine market in relation to that of the Company and its other competitors.

ENVIRONMENTAL SERVICES

    MARKET

    The Company's environmental services business is operated primarily through NRC and provides contractual oil spill response services to those who store, transport, produce or handle petroleum and certain other non-petroleum oils as required by OPA 90. The market for marine spill response retainer services has grown substantially since 1990 when the United States Congress passed OPA 90 after the Exxon Valdez spill in Alaska. OPA 90 requires that all tank vessels operating within the Exclusive Economic Zone of the United States and all facilities and pipelines handling oil that could have a spill impacting the navigable waters of the United States, develop a plan to respond to a "worst case" oil spill and ensure by contract or other approved means the ability to respond to such a spill.

    EQUIPMENT AND SERVICES

    OIL SPILL RESPONSE SERVICES. The Company owns and maintains specialized equipment which is positioned in designated areas to comply with regulations promulgated by the Coast Guard, and also has personnel trained to respond to oil spills as required by customers and regulations. This specialized oil spill response equipment includes containment boom, used to protect sensitive areas and also to trap oil in areas where it can be recovered, pumps, vacuum transfer units, skimmers, portable barges, mobile command centers equipped with field communications capability, small boats for deploying boom and barges and utility vessels outfitted with skimming equipment to recover oil.

    When an oil spill occurs, the Company mobilizes this equipment, using either its own personnel or personnel under contract, to provide emergency response services for both land and marine oil spills. This equipment is also used by the Company to offer industrial maintenance services. The Company currently has agreements with approximately 53 independent oil spill response contractors through a network organized by the Company. The network is assisted by NRC's regional offices in Texas, Florida, Tennessee and Puerto Rico, and by NRC's access to the Company's operating bases and offshore marine vessels in the U.S. Gulf of Mexico. NRC maintains constant contact with its network members through client drills, training sessions, standby services and actual oil spill responses. The drills are mandated by OPA 90 and ensure a constant state of response readiness. NRC has acted as the principal contractor on several of the largest oil spills that have occurred in the United States after the enactment of OPA 90.

    NRC has expanded its coverage area to include the West Coast of the United States through Clean Pacific Alliance ("CPA"), a joint venture between NRC and Crowley Marine Services. CPA has established dedicated oil spill response capabilities including two response vessels, response depots, a contractually available Marine Response Network and a client service center.

    The table below sets forth certain summary information regarding the Company's oil spill response resources at December 31, 1996 and June 30, 1997.

                                                                                   AT                  AT
                                                                              DECEMBER 31,          JUNE 30,
                                                                                  1996                1997
                                                                           ------------------  ------------------
Certified Oil Spill Response Vessels(1)..................................          15                  15
Support Vessels..........................................................         187                210(2)
Shallow Water Recovery Barges............................................          58                  58
Mobile Trailers..........................................................         141                 144
Vacuum Transfer Units....................................................          38                  38
Mobile Communications Centers............................................          3                   3
Containment Boom.........................................................     152,000 ft.         152,000 ft.
Skimming Capacity........................................................   804,939 bbls/day    804,839 bbls/day
Temporary Storage........................................................     183,563 bbls        184,063 bbls

------------------------

(1) Includes 11 vessels owned by the Company's environmental subsidiaries, two vessels owned by the Company's marine subsidiaries (also included in the marine fleet statistics) and two vessels which are bareboat chartered-in. The table does not include resources owned by the Company's network of independent response contractors.

(2) Includes 12 twenty-eight foot boom handling vessels and 196 vessels operated in the U.S. Gulf of Mexico by the Company's marine subsidiaries, of which four have been outfitted with oil spill response equipment.

    TRAINING AND DRILL SERVICES. The Company has developed customized training programs for industrial companies which educate personnel on the risks associated with and the prevention of and response to marine and non-marine oil spills. The Company also plans for and participates in customer oil spill response drill programs. The Company's drill services and training programs are offered both on a stand-alone basis and as part of its base retainer services.

    INTERNATIONAL. The Company has also established International Response Corporation ("IRC"), a wholly-owned subsidiary, to evaluate international opportunities with respect to its environmental services business. IRC is currently providing consulting services in connection with oil spill response, pollution control, and the evaluation of the feasibility of constructing waste oil, waste water and sludge reception facilities in Asia.

    CUSTOMERS AND CONTRACT ARRANGEMENTS

    The Company offers its services and oil spill response services primarily to the domestic and international shipping community, including dry cargo vessel owners and owners of facilities such as refineries, pipelines, exploration and production platforms and tank terminals. In addition to its retainer customers, the Company also provides oil spill response services to others, including, under certain circumstances, the Coast Guard. The Company presently has approximately 340 customers and provides retainer coverage to approximately 1,750 self-propelled vessels, 750 barges and 450 facilities. The Company's retainer arrangements with these customers include both short-term contracts (one year or less) and long-term agreements, in some cases as long as seven years from inception. At June 30, 1997, Coastal Refining and Marketing, Inc. ("Coastal") and CITGO, NRC's two largest customers, accounted for approximately 28% and 9%, respectively, of NRC's retainer revenues.

    The Company also generates revenue from the supervision of activities in response to oil spill emergencies. The Company's environmental services revenue can be dramatically impacted by the level of spill activity. A single large spill can contribute significantly to overall revenues and to operating income. However, the Company is unable to predict revenues from oil spills.

    COMPETITION

    The principal competitive factors in the environmental response business are price, service, reputation, experience and operating capabilities. Management believes that the lack of uniformity of regulatory development and enforcement on a federal and state level has created a lower barrier to entry in several market segments which has increased the number of competitors. NRC faces competition primarily from the Marine Spill Response Corporation, a non-profit corporation funded by the major integrated oil companies, other industry cooperatives and also from smaller contractors who target specific market niches.

                               1996 TRANSACTIONS

    During the year ended December 31, 1996, the Company entered into the transactions described below.

    MCCALL ACQUISITION. On May 31, 1996, the Company acquired McCall Enterprises, Inc. and its affiliated companies (collectively, the "McCall Companies") which, at the date of such acquisition, operated 36 crew boats and five utility boats dedicated to serving the oil and gas industry primarily in the U.S. Gulf of Mexico. Such acquisition (the "McCall Acquisition") was accomplished pursuant to a series of merger and share exchange agreements involving the Company and certain of its subsidiaries, the McCall Companies and the former stockholders of the McCall Companies. In consideration for the McCall Acquisition, on August 9, 1996, the Company issued an aggregate of 1,306,550 shares of common stock to the former stockholders of the McCall Companies. The McCall Acquisition has been accounted for as a pooling-of-interests.

    1996 COMMON STOCK OFFERING. On July 3, 1996, the Company sold in an underwritten public offering 909,235 shares of its Common Stock at $43.50 per share (the "1996 Common Stock Offering"). In conjunction therewith, 842,355 shares of Common Stock were sold by certain of the Company's stockholders. The Company received net proceeds of approximately $37.7 million, of which $26.0 million was used to purchase four vessels acquired from Compagnie Nationale de Navigation, a French corporation ("CNN"), pursuant to the 1996 CNN Transaction (as defined) and to prepay $9.6 million of indebtedness then owed by the Company to CNN.

    1996 CNN TRANSACTION. On July 3, 1996, pursuant to an agreement entered into by the Company and CNN in June 1996, the Company consummated a transaction providing for the acquisition from CNN of six vessels for $22.7 million in cash (the "1996 CNN Transaction"). At closing, the Company prepaid $9.6 million aggregate principal amount of the indebtedness outstanding under promissory notes previously issued to CNN by a subsidiary of the Company. In addition, CNN converted $4.8 million principal amount of the Company's 2.5% Convertible Subordinated Notes due January 1, 2004 (the "2.5% Notes") into 156,650 shares of Common Stock (in accordance with the terms of the 2.5% Notes), and subsequently sold all 616,598 shares of Common Stock then owned by it (including the shares of Common Stock received by CNN upon such conversion) in the 1996 Common Stock Offering.

    6.0% NOTE CONVERSION. On July 12, 1996, following notice from the Company of the redemption on such date of all $55.3 million principal amount of its then outstanding 6.0% Convertible Subordinated Notes due July 1, 2003 (the "6.0% Notes"), the holders thereof converted all of such 6.0% Notes into an aggregate of 2,156,083 shares of Common Stock issued by the Company (the "6.0% Note Conversion").

    CONVERTIBLE NOTES PLACEMENT. On November 5, 1996, the Company completed a private placement of $172.5 million aggregate principal amount of 5 3/8% Convertible Subordinated Notes due November 15, 2006 (the "Convertible Notes") of the Company (the "Convertible Notes Placement").

    SMIT TRANSACTION. On December 19, 1996, the Company acquired substantially all of the offshore vessel assets and certain joint venture interests owned by Smit and its subsidiaries (the "Smit Transaction"). These acquired assets include 100% interests in 24 vessels and 50% interests in nine vessels sold directly by Smit and Smit's interests in joint ventures that own and operate 12 vessels. The aggregate consideration, including amounts payable under certain lease purchase arrangements for two vessels, consisted of: (i) approximately $71.1 million in cash, (ii) 712,000 shares of the Company's Common Stock, (iii) up to $22.0 million principal amount of the Company's Series A 5 3/8% Convertible Subordinated Notes due November 15, 2006 (of which $15.3 million principal amount has been issued to date) and (iv) additional consideration as described herein. The Company also entered into several related agreements.

                         DESCRIPTION OF EXCHANGE NOTES

SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

    The terms of the Exchange Notes and the Existing Notes are identical in all material respects, except for certain transfer restrictions relating to the Existing Notes. The Exchange Notes will bear interest from the most recent date to which interest has been paid on the Existing Notes or, if no interest has been paid on the Existing Notes, from September 22, 1997. Accordingly, registered holders of Exchange Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid on the Existing Notes or, if no interest has been paid, from September 22, 1997. Existing Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders whose Existing Notes are accepted for exchange will not receive any payment in respect of interest on such Existing Notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the Exchange Offer.

TERMS OF THE EXCHANGE NOTES

    The Exchange Notes will be unsecured senior obligations of the Company, limited to $150.0 million aggregate principal amount, and will mature on September 15, 2009. The Exchange Notes will bear interest at the rate per annum shown on the cover page hereof from September 22, 1997 or from the most recent date to which interest has been paid or provided for, payable semiannually to Holders of record at the close of business on the March 1 or September 1 immediately preceding the interest payment date on March 15 and September 15 of each year, commencing March 15, 1998. The Company will pay interest on overdue principal at 1% per annum in excess of such rate, and it will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be paid on a 360-day year, twelve 30-day month basis.

    The interest rate on the Existing Notes is subject to increase in certain circumstances if the Company does not file a registration statement relating to the Exchange Offer or if the registration statement is not declared effective on a timely basis or if certain other conditions are not satisfied, all as further described under "The Exchange Offer."

OPTIONAL REDEMPTION

    The Exchange Notes will be redeemable at any time, at the option of the Company, in whole or from time to time in part, upon not less than 30 and not more than 60 days' notice as provided in the Indenture, on any date prior to maturity (the "Redemption Date") at a price equal to 100% of the principal amount thereof plus accrued interest to the Redemption Date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the Redemption Date) plus a Make-Whole Premium, if any (the "Redemption Price"). In no event will the Redemption Price ever be less than 100% of the principal amount of the Notes plus accrued interest to the Redemption Date.

    The amount of the Make-Whole Premium with respect to any Exchange Note (or portion thereof) to be redeemed will be equal to the excess, if any, of:

        (1) the sum of the present values, calculated as of the Redemption Date, of:

           (a) each interest payment that, but for such redemption, would have been payable on the Exchange Note (or portion thereof) being redeemed on each interest payment date occurring after the Redemption Date (excluding any accrued interest for the period prior to the Redemption Date); and

           (b) the principal amount that, but for such redemption, would have been payable at the final maturity of the Exchange Note (or portion thereof) being redeemed; over

        (2) the principal amount of the Exchange Note (or portion thereof) being redeemed.

    The present values of interest and principal payments referred to in clause
(1) above will be determined in accordance with generally accepted principles of financial analysis. Such present values will be calculated by discounting the amount of each payment of interest or principal from the date that each such payment would have been payable, but for the redemption, to the Redemption Date at a discount rate equal to the Treasury Yield (as defined below) plus 20 basis points.

    The Make-Whole Premium will be calculated by an independent investment banking institution of national standing appointed by the Company; provided that if the Company fails to make such appointment at least 45 business days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation will be made by Salomon Brothers Inc or, if such firm is unwilling or unable to make such calculation, by an independent investment banking institution of national standing appointed by the Trustee (in any such case, an "Independent Investment Banker").

    For purposes of determining the Make-Whole Premium, "Treasury Yield" means a rate of interest per annum equal to the weekly average yield to maturity of United States Treasury Notes that have a constant maturity that corresponds to the remaining term to maturity of the Notes, calculated to the nearest 1/12th of a year (the "Remaining Term"). The Treasury Yield will be determined as of the third business day immediately preceding the applicable Redemption Date.

    The weekly average yields of United States Treasury Notes will be determined by reference to the most recent statistical release published by the Federal Reserve Bank of New York and designated "H.15(519) Selected Interest Rates" or any successor release (the "H.15 Statistical Release"). If the H.15 Statistical Release sets forth a weekly average yield for United States Treasury Notes having a constant maturity that is the same as the Remaining Term, then the Treasury Yield will be equal to such weekly average yield. In all other cases, the Treasury Yield will be calculated by interpolation, on a straight-line basis, between the weekly average yields on the United States Treasury Notes that have a constant maturity closest to and greater than the Remaining Term and the United States Treasury Notes that have a constant maturity closest to and less than the Remaining Term (in each case as set forth in the H.15 Statistical Release). Any weekly average yields so calculated by interpolation will be rounded to the nearest 1/100th of 1%, with any figure of 1/200th of 1% or above being rounded upward. If weekly average yields for United States Treasury Notes are not available in the H.15 Statistical Release or otherwise, then the Treasury Yield will be calculated by interpolation of comparable rates selected by the Independent Investment Banker.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

RANKING

    The indebtedness evidenced by the Existing Notes is and the indebtedness evidenced by the Exchange Notes will be senior unsecured obligations of the Company, will rank PARI PASSU in right of payment with all existing and future senior indebtedness of the Company and will be senior in right of payments to all future subordinated indebtedness of the Company. The Company, as of September 30, 1997, had outstanding $30.7 million of senior indebtedness, approximately $6.8 million of which was principal amount of borrowings under a $100.0 million revolving bank credit facility with Den norske Bank ASA, as Agent for itself and other lenders named therein, and $150.0 million of Existing Notes with which the Exchange Notes would rank PARI PASSU.

    Substantially all of the Company's operating income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Company's debt service obligations are provided in part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company's subsidiaries, could limit the Company's ability to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Notes. The claims of creditors of the subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Notes.

BOOK-ENTRY; DELIVERY AND FORM

    Except as described below, the Notes sold will initially be issued in the form of one or more global notes (the "Global Notes"). The Global Notes will be deposited with, or on behalf of, the Depository and registered in the name of the Depository or its nominee. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to the Depository or another nominee of the Depository. Investors may hold their beneficial interests in the Global Notes directly through the Depository if they have an account with the Depository or indirectly through organizations which have accounts with the Depository.

    Upon the transfer of a Note in definitive form, such Note will, unless the Global Notes have previously been exchanged for Notes in definitive form, be exchanged for an interest in the Global Notes representing the principal amount of Notes being transferred, with certain exceptions for transfers pursuant to Rule 144.

    Notes originally purchased by persons outside the United States pursuant to sales in accordance with Regulation S under the Securities Act will be represented upon issuance by a temporary global Note certificate in fully registered form without interest coupons (the "Temporary Certificate") which will not be exchangeable for Certificated Notes until the expiration of the "40-day restricted period" within the meaning of Rule 903(c)(3) of Regulation S under the Securities Act. The Temporary Note will be registered in the name of, and held by, a temporary certificate holder until the expiration of such 40-day period, at which time the Temporary Certificate will be delivered to the Trustee in exchange for Certificated Notes registered in the names requested by such temporary certificate holder. In addition, until the expiration of such 40-day period, transfers of interests in the Temporary Certificate can only be effected through such temporary certificate holder in accordance with the requirements set forth in "Notice to Investors."

    The Depository has advised the Company as follows: The Depository is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "a clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depository was created to hold securities of institutions that have accounts with the Depository ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depository's participants include securities brokers and dealers (which may include the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to the Depository's book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly (collectively, the "indirect participants"). Holders who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

    Upon the issuance of the Global Notes, the Depository will credit, on its book-entry registration and transfer system, the principal amount of the Notes represented by such Global Notes to the accounts of participants. The accounts to be credited shall be designated by the Initial Purchasers of such Notes. Ownership of beneficial interests in the Global Notes will be limited to participants or persons that may hold interests through participants. Any person acquiring an interest in a Global Note through an offshore transaction in reliance on Regulation S may hold such interest through CEDEL or Euroclear. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depository (with respect to participants' interest) and such participants (with respect to the owners of beneficial interests in the Global Notes other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the Global Notes.

    So long as the Depository, or its nominee, is the registered holder and owner of the Global Notes, the Depository or such nominee, as the case may be, will be considered the sole legal owner and holder of the related Notes for all purposes of such Notes and the Indenture. Except as set forth below, owners of beneficial interests in the Global Notes will not be entitled to have the Notes represented by the Global Notes registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owners or holders of any Notes under the Global Notes. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the Global Notes desires to take any action that the Depository, as the holder of the Global Notes, is entitled to take, the Depository would authorize the participants to take such action, and that the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    Payment of principal of and interest on Notes represented by the Global Notes registered in the name of and held by the Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner and holder of the Global Notes.

    The Company expects that the Depository or its nominee, upon receipt of any payment of principal of or interest on the Global Notes, will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of the Depository or its nominee. The Company also expects that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Notes for any Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in the Global Notes owning through such participants.

    Unless and until it is exchanged in whole or in part for certificated Notes in definitive form, the Global Notes may not be transferred except as a whole by the Depository to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository.

    Although the Depository has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of the Depository, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depository or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED NOTES

    The Notes represented by the Global Notes are exchangeable for certificated Notes in definitive form of like tenor as such Notes in denominations of U.S. $1,000 and integral multiples thereof if (i) the Depository notifies the Company that it is unwilling or unable to continue as Depository for the Global Notes or if at any time the Depository ceases to be a clearing agency registered under the Exchange Act and a successor Depository is not appointed by the Company within 90 days, (ii) the Company in its discretion at any time determines not to have all of the Notes represented by the Global Notes, (iii) an Event (as defined) of Default has occurred and is continuing or (iv) upon the occurrence of certain other events. Any Note that is exchangeable pursuant to the preceding sentence is exchangeable for certificated Notes issuable in authorized denominations and registered in such names as the Depository shall direct. Subject to the foregoing, the Global Notes are not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of the Depository or its nominee.

SAME-DAY PAYMENT

    The Indenture requires that payments in respect of Notes (including principal, premium and interest) be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such Holder's registered address.

CERTAIN COVENANTS

    The Indenture does not limit the amount of indebtedness or other obligations that may be incurred by the Company and its subsidiaries and does not contain provisions which would give holders of the Notes the right to require the Company to repurchase their Notes in the event of a decline in the credit rating of the Company's debt securities. The Indenture contains covenants including, among others, the following:

    LIMITATION ON LIENS. The Indenture provides that the Company will not, and will not permit any of its Subsidiaries to, create, incur or otherwise cause or suffer to exist or become effective any Liens of any kind upon any Principal Property or any shares of stock or indebtedness of any Subsidiary that owns or leases any Principal Property (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired) unless all payments due under the Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligation is no longer secured by a Lien, except for Permitted Liens. See also "Exempted Indebtedness" below.

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. The Indenture provides that neither the Company nor any Subsidiary will enter into any Sale and Leaseback Transaction with respect to any Principal Property unless either (a) the Company or such Subsidiary would be entitled, pursuant to the provisions of the Indenture, to incur Indebtedness secured by a Lien on the property to be leased without equally and ratably securing the Notes or (b) the Company, within 180 days after the effective date of such transaction, applies to the voluntary retirement of its funded debt an amount equal to the value of such transaction, defined as the greater of the net proceeds of the sale of the property leased in such transaction or the fair value, in the opinion of the Board of Directors, of the leased property at the time such transaction was entered into. See also "Exempted Indebtedness" below.

    EXEMPTED INDEBTEDNESS. Notwithstanding the foregoing limitations on Liens and Sale and Leaseback Transactions, the Company and its Subsidiaries may issue, assume, or guarantee Indebtedness secured by a Lien without securing the Notes, or may enter into Sale and Leaseback Transactions without retiring funded debt, or enter into a combination of such transactions, if the sum of the principal amount of all such Indebtedness and the aggregate value of all such Sale and Leaseback Transactions does not at any time exceed 15% of the Consolidated Net Tangible Assets of the Company and its consolidated Subsidiaries as shown in the audited consolidated balance sheet contained in the latest annual report to the shareholders of the Company.

    MERGER AND CONSOLIDATION. The Indenture provides that the Company, without the consent of the Holders of any of the outstanding Notes, may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person or may permit any Person to consolidate with or merge into, or transfer or lease its properties substantially as an entirety to, the Company; provided that (a) the successor, transferee or lessee is organized under the laws of any United States jurisdiction; (b) the successor, transferee or lessee, if other than the Company, expressly assumes the Company's obligations under the Indenture and the Notes by means of a supplemental indenture entered into with the Trustee; (c) after giving effect to the transaction, no Default shall have occurred and be continuing; and (d) certain other conditions are met.

    Under any consolidation by the Company with, or merger by the Company into, any other Person or any conveyance, transfer or lease of the properties and assets of the Company substantially as an entirety as described in the preceding paragraph, the successor resulting from such consolidation or into which the Company is merged or the transferee or lessee to which such conveyance, transfer or lease is made, will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and thereafter, except in the case of a lease, the predecessor (if still in existence) will be released from its obligations and covenants under the Indenture and the Notes.

EVENTS OF DEFAULT

    An Event of Default is defined in the Indenture to be a (i) default in the payment of any interest upon any of the Notes for 30 days or more after such payment is due, (ii) default in the payment of the principal of and premium, if any, on any of the Notes when due, (iii) default by the Company in the performance, or breach, of any of its other covenants in the Indenture which will not have been remedied by the end of a period of 60 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes, (iv) failure to pay when due the principal of, or acceleration of, any indebtedness for money borrowed by the Company or a Subsidiary in excess of $15.0 million principal amount, if such indebtedness is not discharged, or such acceleration is not annulled, by the end of a period of 10 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes and (v) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary.

    The Indenture provides that if an Event of Default (other than of a type referred to in clause (v) of the preceding paragraph) shall have occurred and is continuing, either the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal amount of all Notes to be immediately due and payable. Such declaration may be rescinded if certain conditions are satisfied. If an Event of Default of the type referred to in clause (v) of the preceding paragraph shall have occurred, the principal amount of the outstanding Notes shall automatically become immediately due and payable.

    The Indenture also provides that the Holders of not less than a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceedings for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee; provided that such direction is not in conflict with any rule of law or with the Indenture. The Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

    The Indenture contains provisions entitling the Trustee, subject to the duty of the Trustee during the continuance of an Event of Default to act with the required standard of care, to be indemnified by the Holders of Notes before proceeding to exercise any right or power under the Indenture at the request of the Holders of Notes.

    No Holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless also the Holders of at least 25% in aggregate principal amount of the outstanding Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note or of the right to convert such Note in accordance with the Indenture.

    The Indenture requires the Company to file annually with the Trustee a certificate, executed by a designated officer of the Company, stating to the best of his knowledge that the Company is not in default under certain covenants under the Indenture or if he has knowledge that the Company is in such default, specifying such default.

AMENDMENTS AND WAIVERS

    Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, no amendment may, among other things, (i) reduce the amount of Notes whose Holders must consent to an amendment, (ii) reduce the rate of or extend the time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under

" -- Optional Redemption" above, (v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any Holder of the Notes to receive payment of principal of and interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (vii) make any change in the amendment provisions which require each Holder's consent or in the waiver provisions.

    Without the consent of any Holder of the Notes, the Company and Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any Holder of the Notes or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

    The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

    After an amendment under the Indenture becomes effective, the Company is required to mail to Holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

TRANSFER

    The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

DEFEASANCE

    The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Company at any time may terminate its obligations under the covenants described under "--Certain Covenants" (other than the covenant described under "--Certain Covenants--Merger and Consolidation"), the operation of the cross acceleration provision and the bankruptcy provisions with respect to Significant Subsidiaries described under "--Events of Default" above and the limitations contained in clauses (c) and (d) under "--Certain Covenants--Merger and Consolidation" above ("covenant defeasance").

    The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iii), (iv) or (v) under "--Events of Default" above or because of the failure of the Company to comply with clause
(c) or (d) under "--Certain Covenants--Merger and Consolidation" above.

    In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the Notes will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law).

CONCERNING THE TRUSTEE

    First Trust National Association is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

    The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that if an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

GOVERNING LAW

    The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

    "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

    "business day" means each day which is not a legal holiday.

    "Capitalized Lease Obligation" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with such principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

    "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) after deducting (1) all current liabilities (excluding the amount of those which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and (2) all goodwill, tradenames, trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and determined in accordance with GAAP.

    "Consolidated Net Worth" means the excess of assets over liabilities of the Company and its consolidated Subsidiaries, plus Minority Interests, as determined from time to time in accordance with GAAP.

    "Currency Agreement" means in respect of a Person any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

    "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in (i) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants, (ii) statements and pronouncements of the Financial Accounting Standards Board, (iii) such other statements by such other entity as approved by a significant segment of the accounting profession and (iv) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

    "Holder" means the Person in whose name a Note is registered on the Registrar's books.

    "Indebtedness" means, with respect to any Person, at any date, any of the following, without duplication, (i) any liability, contingent or otherwise, of such Person (A) for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof), (B) evidenced by a note, bond, debenture or similar instrument or (C) for the payment of money relating to a Capitalized Lease Obligation or other obligation (whether issued or assumed) relating to the deferred purchase price of property;
(ii) all conditional sale obligations and all obligations under any title retention agreement (even if the rights and remedies of the seller under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business; (iii) all obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction other than entered into in the ordinary course of business; (iv) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on any asset or property (including, without limitation, leasehold interests and any other tangible or intangible property) of such Person, whether or not such indebtedness is assumed by such Person or is not otherwise such Person's legal liability; PROVIDED, that if the obligations so secured have not been assumed in full by such Person or are otherwise not such Person's legal liability in full, the amount of such indebtedness for the purposes of this definition shall be limited to the lesser of the amount of such indebtedness secured by such Lien or the fair market value of the assets of the property securing such Lien; (v) all indebtedness of others (including all interest and dividends on any Indebtedness or Preferred Stock of any other Person for the payment of which is) guaranteed, directly or indirectly, by such Person or that is otherwise its legal liability or which such Person has agreed to purchase or repurchase or in respect of which such Person has agreed contingently to supply or advance funds; and (vi) obligations in respect of Currency Agreements and Interest Rate Agreements (as such capitalized terms are defined in the Indenture).

    "Interest Rate Agreement" means in respect of a Person any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

    "Issue Date" means the date on which the Notes are originally issued.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property or a security interest of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party or property leased to the Company or any of its Subsidiaries under a lease that is not in the nature of a conditional sale or title retention agreement).

    "Minority Interest" means any shares of stock of any class of a Subsidiary that are not owned by the Company or a Subsidiary.

    "Permitted Liens" means, with respect to any Person: (i) Liens existing on the Issue Date; (ii) Liens on property or assets of, or any shares of stock of or secured debt of, any corporation existing at the time such corporation becomes a Subsidiary of the Company or at the time such corporation is merged into the Company or any of its Subsidiaries; (iii) Liens in favor of the Company or any of its Subsidiaries; (iv) Liens in favor of governmental bodies to secure progress or advance payments; (v) Liens securing industrial revenue or pollution control bonds; (vi) Liens on Property to secure Indebtedness incurred for the purpose of (a) financing all or any part of the purchase price of such Property incurred prior to, at the time of, or within 180 days after, the acquisition of such Property or (b) financing all or any part of the cost of construction, improvement, development or expansion of any such Property; (vii) statutory liens or landlords', carriers', warehouseman's, mechanics', suppliers', materialmen's, repairmen's or other like Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings, if a reserve or other appropriate provisions, if any, as shall be required in conformity with GAAP shall have been made therefor; (viii) Liens on current assets of Subsidiaries securing Indebtedness of such Subsidiaries; and (ix) any extensions, substitutions, replacements or renewals in whole or in part of a Lien (an "existing Lien") enumerated in clauses (i) through (viii) above; PROVIDED that the Lien may not extend beyond (A) the Property or Indebtedness subject to the existing Lien and
(B) improvements and construction on such Property and the Indebtedness secured by the Lien may not exceed the Indebtedness secured at the time by the existing Lien.

    "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "Preferred Stock", as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

    "principal" of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

    "Principal Property" means any Property owned or leased by the Company or any Subsidiary, the gross book value of which exceeds one percent of Consolidated Net Worth.

    "Property" of any Person means all types of real, personal, tangible, intangible or mixed property owned by such Person whether or not included in the most recent consolidated balance sheet of such Person and its Subsidiaries under GAAP.

    "Sale and Leaseback Transaction" means any arrangement with any Person pursuant to which the Company or any Subsidiary leases any Principal Property that has been or is to be sold or transferred by the Company or the Subsidiary to such Person, other than (1) temporary leases for a term, including renewals at the option of the lessee, of not more than five years, (2) leases between the Company and a Subsidiary or between Subsidiaries, (3) leases of Principal Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property, and (4) arrangements pursuant to any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

    "SEC" means the Securities and Exchange Commission.

    "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

    "Stated Maturity," when used with respect to any security or any installment of interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

    "Subsidiary" of any Person means (i) any Person of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more of the Subsidiaries of that Person or a combination thereof, and (ii) any partnership, joint venture or other Person in which such Person or one or more of the Subsidiaries of that Person or a combination thereof has the power to control by contract or otherwise the board of directors or equivalent governing body or otherwise controls such entity.

    "U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer's option.

    "Voting Stock" of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

    "Wholly-Owned Subsidiary" means a Subsidiary all the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or one or more Wholly-Owned Subsidiaries.

                               THE EXCHANGE OFFER

PURPOSE AND EFFECT OF THE EXCHANGE OFFER

    The Existing Notes were originally sold by the Company on September 22, 1997, to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Existing Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act, or outside the United States in compliance with Regulation S under the Securities Act. Pursuant to the Purchase Agreement the Company entered into a registration rights agreement with the Initial Purchasers (the "Registration Agreement") pursuant to which the Company agreed, for the benefit of the holders of the Existing Notes, at the Company's cost, to (i) file a registration statement (the "Exchange Offer Registration Statement") within 150 days after the date of original issuance of such Existing Notes (the "Issue Date") with the Commission with respect to registered offers to exchange each of such Existing Notes for debentures (the "Exchange Notes") with terms identical in all material respects thereto (except that the Exchange Notes will not contain terms with respect to transfer restrictions or the special interest payments described below), and (ii) use its best efforts to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 180 days after the Issue Date. Promptly after the Exchange Offer Registration Statement is declared effective, the Company will offer the Exchange Notes in exchange for surrender of the Existing Notes (the "Exchange Offer"). The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer is mailed to the holders of the Existing Notes.

    For each Existing Note properly tendered and accepted pursuant to the Exchange Offer and not withdrawn by the holder thereof, the holder of such Existing Note will receive an Exchange Note having a principal amount equal to that of the Existing Note tendered. Interest on each Exchange Note will accrue from the last respective interest date on which interest was paid on the Existing Note tendered in exchange therefor or, if no interest has been paid on such Existing Note, from the Issue Date.

    Based on existing interpretations of the Securities Act by the staff of the Commission set forth in several no-action letters to third parties with respect to similar transactions, including "Exxon Capital Holdings Corporation" (available May 13, 1988) and "Morgan Stanley & Co. Incorporated" (available June 5, 1991) and similar no-action letters, and subject to the immediately following sentence, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by the holders thereof (other than holders who are broker-dealers) without further compliance with the registration and prospectus delivery provisions of the Securities Act. As the Company has not sought a no-action letter with respect to the Exchange Offer, there can be no assurance that the Staff of the Commission would make a similar determination with respect to the Exchange Offer. However, any holder of Existing Notes who is an "affiliate" of the Company or who intends to participate in the Exchange Offer for the purpose of distributing the Exchange Notes, or any Initial Purchasers (i) will not be able to rely on the interpretation by the staff of the Commission set forth in the above-mentioned no-action letters, (ii) will not be able to tender its Existing Notes in the Exchange Offer and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the Exchange Notes unless such sale or transfer is made pursuant to an exemption from such requirements.

    Each holder of the Existing Notes (other than certain specified holders) who wishes to exchange Existing Notes for Exchange Notes in the Exchange Offer will be required to represent in the Letter of Transmittal that among other things
(i) it is not an affiliate of the Company, (ii) any Exchange Notes to be received by it were acquired in the ordinary course of its business and (iii) at the time of commencement of the Exchange Offer, it has no arrangement with any person to participate in the distribution (within the meaning of the Securities
Act) of the Exchange Notes. In addition, in connection with any resales of Exchange Notes, any broker-dealer (an "Exchanging Dealer") who acquired the Existing Notes for its own account as a result of market-making activities or other trading activities must deliver a prospectus meeting the requirements of the Securities Act. The Commission has taken the position that Exchanging Dealers may fulfill their prospectus delivery requirements with respect to the Exchange Notes (other than a resale of an unsold allotment from the original sale of the Notes) with the prospectus contained in the Exchange Offer Registration Statement. Under the Registration Agreement, the Company is required to allow Exchanging Dealers and other persons, if any, subject to similar prospectus delivery requirements to use the prospectus contained in the Exchange Offer Registration Statement in connection with the resale of such Exchange Notes for a period of 180 days (exclusive of any period during which a stoporder shall be in effect suspending the effectiveness of the Registration Statement) after the consummation of the Exchange Offer.

    In the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer with respect to the Notes, or if for any reason the Exchange Offer Registration Statement is not declared effective within 180 days following the Issue Date, or upon the request of the Initial Purchasers under certain circumstances, the Company will, in lieu of effecting the registration of the applicable Exchange Notes pursuant to the Exchange Offer Registration Statement and at its cost, (i) as promptly as practicable, file with the Commission a Shelf Registration Statement (the "Shelf Registration Statement") covering resales of the Existing Notes, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by the 210th day after the Issue Date (or promptly in the event of a request by the Initial Purchasers) and (iii) keep effective the Shelf Registration Statement until the earliest of (x) the second anniversary of the Issue Date (or the first anniversary of the effective date if such Shelf Registration Statement is filed at the request of the Initial Purchasers), (y) the time when the Existing Notes registered thereunder can be sold by non-affiliates pursuant to Rule 144 under the Securities Act without limitation under clauses (c), (e), (f) and (h) of Rule 144, or (z) such time as all the Existing Notes registered thereunder have been sold. See "--Resale of the Exchange Notes." During any consecutive 365-day period, the Company will have the ability to suspend the availability of the Shelf Registration Statement for up to two periods of up to 45 consecutive days, but no more than an aggregate of 60 days during any 365-day period. The Company will, in the event of the filing of a Shelf Registration Statement, provide to each holder of such Existing Notes copies of the prospectus which is part of the Shelf Registration Statement, notify each such holder when the Shelf Registration Statement for such Existing Notes has become effective and take certain other actions as are required to permit unrestricted resales of such Existing Notes. A holder of such Notes that sells such Existing Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to the purchaser, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each holder of such Existing Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Agreement in order to have their Existing Notes included in the Shelf Registration Statement and to benefit from the provisions regarding Special Interest set forth in the following paragraph. If the Company has consummated the Exchange Offer, then, subject to certain limited exceptions, the Company will have no obligation to file or to maintain the effectiveness of a Shelf Registration Statement with respect to any Existing Notes that are not tendered in the Exchange Offer.

    In the event that (i) by the 150th day following the Issue Date, the Exchange Offer Registration Statement is not filed with the Commission, (ii) by the 180th day following the Issue Date, neither the Exchange Offer Registration Statement is declared effective nor (if the Exchange Offer is not permitted as described above) the Shelf Registration Statement is filed with the Commission, or (iii) by the 210th day following the Issue Date, the Exchange Offer is not consummated or the Shelf Registration Statement is not declared effective with respect thereto (each such event referred to in clauses (i) through (iii), a "Registration Default"), interest will accrue on the applicable Existing Notes (in addition to stated interest on such Notes) which, except as provided below, shall be the sole and exclusive remedy for such

Registration Default from and including the next day following each such Registration Default. In each case such additional interest (the "Special Interest") will be payable in cash semiannually in arrears each March 15 and September 15, at a rate per annum equal to 0.25% of the principal amount of such Existing Notes for each such Registration Default. The aggregate amount of Special Interest payable pursuant to the above provisions will in no event exceed 0.25% per annum of the principal amount of such Existing Notes which, except as provided below, shall be the sole and exclusive remedy for such Registration Default. Upon (a) the filing of the Exchange Offer Registration Statement after the 150-day period described in clause (i) above, (b) the effectiveness of the Exchange Offer Registration Statement or the filing of the Shelf Registration Statement after the 180-day period described in clause (ii) above or (c) the consummation of the Exchange Offer for such Notes or the effectiveness of a Shelf Registration Statement, as the case may be, after the 210-day period described in clause (iii) above, the Special Interest payable on such Notes as a result of the applicable Registration Default will cease to accrue. For purposes of the preceding sentence, the curing of a Registration Default by the means described in clause (b) above shall constitute a cure of the Registration Defaults described in clauses (i) and (ii) above, and the curing of a Registration Default by the means described in clause (c) above shall constitute a cure of the Registration Defaults described in clauses (i),
(ii) and (iii) above. The Company will have no other liabilities for monetary damages with respect to the above; PROVIDED, HOWEVER, that in the event the Company breaches, fails to comply with or violates certain provisions of the Registration Agreement, the holders of Existing Notes shall be entitled to, and the Company shall not oppose the granting of, equitable relief, including injunction and specific performance.

    In the event that a Shelf Registration Statement is declared effective pursuant to the paragraph preceding the immediately preceding paragraph, if the Company fails to keep such Registration Statement continuously effective for the period required by the Registration Agreement (except as specifically permitted therein), then from such time as the Shelf Registration Statement is no longer effective until the earlier of (i) the date that the Shelf Registration Statement is again deemed effective and (ii) the date that is the earliest of
(x) the second anniversary of the Issue Date (or until the first anniversary of the effective date if the Shelf Registration Statement is filed at the request of the Initial Purchasers), (y) the time when the Existing Notes registered thereunder can be sold by non-affiliates pursuant to Rule 144 under the Securities Act without any limitation under clauses (c), (e), (f) and (h) of Rule 144, or (z) the date as of which all such Existing Notes are sold pursuant to the Shelf Registration Statement, Special Interest shall accrue at a rate per annum equal to 0.25% of the principal amount of the Existing Notes which, except as provided below, shall be the sole and exclusive remedy for such Registration Default and shall be payable in cash semiannually in arrears each March 15 and September 15. The Company will have no other liabilities for monetary damages with respect to the above; PROVIDED, HOWEVER, that in the event the Company breaches, fails to comply with or violates certain provisions of the Registration Agreement, the holders of Existing Notes shall be entitled to, and the Company shall not oppose the granting of, equitable relief, including injunction and specific performance.

    The summary herein of certain provisions of the Registration Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Agreement, a copy of which is available upon request to the Company.

    Following the consummation of the Exchange Offer, holders of the Existing Notes who were eligible to participate in the Exchange Offer but who did not tender their Existing Notes will not have any further exchange or registration rights and such Existing Notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for such Existing Notes could be adversely affected.

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Existing Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Existing Notes accepted in the Exchange Offer. Holders may tender some or all of their Existing Notes pursuant to the Exchange Offer. However, Existing Notes may be tendered only in integral multiples of $1,000.

    The form and terms of the Exchange Notes are the same as the form and terms of the Existing Notes except (i) the Exchange Notes bear a different CUSIP Number from the Existing Notes and (ii) the Exchange Notes have been registered under the Securities Act and hence will not bear legends restricting the transfer thereof. The Exchange Notes will evidence the same debt as the Existing Notes and will be entitled to the benefits of the Indenture.

    As of the date of this Prospectus $150,000,000 aggregate principal amount of Existing Notes are outstanding. The Company has fixed the close of business on
           , 1997 as the record date for the Exchange Offer for purposes of determining the persons to whom this Prospectus and the Letter of Transmittal will be mailed initially.

    Holders of the Existing Notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the Commission thereunder.

    The Company shall be deemed to have accepted validly tendered Existing Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from the Company.

    If any tendered Existing Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, the certificates for any such unaccepted Existing Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    Holders who tender Existing Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions of the Letter of Transmittal, transfer taxes with respect to the exchange of Existing Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than the transfer taxes in certain circumstances, in connection with the Exchange Offer. See "--Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean 5:00 p.m., New York City time, on unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

    In order to extend the Exchange Offer, the Company will notify the Exchange Agent of any extension by oral or written notice and will mail to the registered holders an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

    The Company reserves the right (i) to delay accepting any Existing Notes, to extend the Exchange Offer or to terminate the Exchange Offer if any of the conditions set forth below under "--Conditions" shall not have been satisfied, by giving oral or written notice of such delay, extension or termination to the Exchange Agent or (ii) to amend the terms of the Exchange Offer in any manner. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered holders.

PROCEDURES FOR TENDERING

    The tender of Existing Notes pursuant to any of the procedures set forth in this Prospectus and in the Letter of Transmittal will constitute a binding agreement between the Tendering Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal. The tender of Existing Notes will constitute an agreement to deliver good and marketable title to all tendered Existing Notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

    EXCEPT AS PROVIDED IN "--GUARANTEED DELIVERY PROCEDURES," UNLESS THE EXISTING NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE EXCHANGE AGENT PRIOR TO THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL), THE COMPANY MAY, AT ITS OPTION, REJECT SUCH TENDER. ISSUANCE OF EXCHANGE NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED EXISTING NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS. NOTWITHSTANDING THE FOREGOING, DTC PARTICIPANTS TENDERING THROUGH ATOP WILL BE DEEMED TO HAVE MADE VALID DELIVERY WHERE THE EXCHANGE AGENT RECEIVES AN AGENT'S MESSAGE (DEFINED BELOW) PRIOR TO THE EXPIRATION DATE.

    Accordingly, to properly tender Existing Notes, the following procedures must be followed:

    EXISTING NOTES HELD THROUGH DTC. Each Beneficial Owner holding Existing Notes through a DTC Participant must instruct such DTC Participant to cause its Existing Notes to be tendered in accordance with the procedures set forth in this Prospectus.

    Pursuant to an authorization given by DTC to the DTC Participants, each DTC Participant holding Existing Notes through DTC must (i) electronically transmit its acceptance through ATOP, and DTC will then edit and verify the acceptance, execute a book-entry delivery to the Exchange Agent's account at DTC and send an Agent's Message to the Exchange Agent for its acceptance, or (ii) comply with the guaranteed delivery procedures set forth below and in the Notice of Guaranteed Delivery. See "--Guaranteed Delivery Procedures."

    The Exchange Agent will (promptly after the date of this Prospectus) establish accounts at DTC for purposes of the Exchange Offer with respect to Existing Notes held through DTC, and any financial institution that is a DTC Participant may make book-entry delivery of interests in Existing Notes into the Exchange Agent's account through ATOP. However, although delivery of interests in the Existing Notes may be effected through book-entry transfer into the Exchange Agent's account through ATOP, an Agent's Message in connection with such book-entry transfer, and any other required documents, must be, in any case, transmitted to and received by the Exchange Agent at its address set forth under "--Exchange Agent," or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Exchange Agent. The confirmation of a book-entry transfer into the Exchange Agent's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

    The term "Agent's Message" means a message transmitted by DTC to, and received by, the Exchange Agent and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant tendering through ATOP that such DTC Participants have received a Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such DTC Participants.

    Cede & Co., as the Holder of the global certificates representing the Existing Notes (each a "Global Security," or together, the "Global Securities"), will tender a portion of each of the Global Securities equal to the aggregate principal amount due at the stated maturity for which instructions to tender are given by DTC Participants.

    EXISTING NOTES HELD BY HOLDERS. Each Holder must (i) complete and sign and mail or deliver the accompanying Letter of Transmittal, and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Existing Notes, to the Exchange Agent at its address set forth under "--Exchange Agent," or (ii) comply with the guaranteed delivery procedures set forth below and in the Notice of Guaranteed Delivery. See "--Guaranteed Delivery Procedures."

    All signatures on a Letter of Transmittal must be guaranteed by any member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act (each an "Eligible Institution"); PROVIDED, HOWEVER, that signatures on a Letter of Transmittal need not be guaranteed if such Existing Notes are tendered for the account of an Eligible Institution, including (as such terms are defined in Rule 17Ad-15): (i) a bank; (ii) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings institution that is a participant in a Securities Transfer Association recognized program.

    If a Letter of Transmittal or any Existing Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

    Holders should indicate in the applicable box in the Letter of Transmittal the name and address to which substitute certificates evidencing Existing Notes for amounts not tendered are to be issued or sent, if different from the name and address of the person signing the Letter of Transmittal. In the case of issuance in a different name, the employer identification or social security number of the person named must also be indicated. If no instructions are given, such Existing Notes not tendered, as the case may be, will be returned to the person signing the Letter of Transmittal.

    By tendering, each Holder and each DTC Participant will make to the Company the representations set forth in the fourth paragraph under the heading "--Purpose and Effect of the Exchange Offer."

    No alternative, conditional, irregular or contingent tenders will be accepted (unless waived). By executing a Letter of Transmittal or transmitting an acceptance through ATOP, as the case may be, each Tendering Holder waives any right to receive any notice of the acceptance for purchase of its Existing Notes.

    All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Existing Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any condition to the Exchange Offer and any irregularities or conditions of tender as to particular Existing Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. The Company and the Exchange Agent shall not be under any duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of Existing Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Existing Notes received by the Exchange Agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Exchange Agent to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

    LETTERS OF TRANSMITTAL AND EXISTING NOTES MUST BE SENT ONLY TO THE EXCHANGE AGENT. DO NOT SEND LETTERS OF TRANSMITTAL OR EXISTING NOTES TO THE COMPANY OR DTC.

    The method of delivery of Existing Notes and Letters of Transmittal, any required signature guaranties and all other required documents, including delivery through DTC and any acceptance through ATOP, is at the election and risk of the persons tendering and delivering acceptances or Letters of Transmittal and, except as otherwise provided in the applicable Letter of Transmittal, delivery will be deemed made only when actually received by the Exchange Agent. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Exchange Agent prior to the Expiration Date.

GUARANTEED DELIVERY PROCEDURES

    EXISTING NOTES HELD THROUGH DTC. DTC Participants holding Existing Notes through DTC (the "Book-Entry Transfer Facility") who wish to cause their Existing Notes to be tendered, but who cannot transmit their acceptances through ATOP prior to the Expiration Date, may cause a tender to be effected if:

        (a) guaranteed delivery is made by or through an Eligible Institution;

        (b) prior to 5:00 p.m., New York City time on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided by the Company herewith; and

        (c) Book-Entry Confirmation and an Agent's Message in connection therewith (as described above) are received by the Exchange Agent within three New York Stock Exchange trading days after the date of the execution of the Notice of Guaranteed Delivery.

    EXISTING NOTES HELD BY HOLDERS. Holders who wish to tender their Existing Notes and (i) whose Existing Notes are not immediately available, (ii) who cannot deliver their Existing Notes, the Letter of Transmittal or any other required documents to the Exchange Agent or (iii) who cannot complete the procedures for book-entry transfer, prior to the Expiration Date, may effect a tender if:

        (a) the tender is made through an Eligible Institution;

        (b) prior to 5:00 p.m., New York City time on the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such Existing Notes and the principal amount of Existing Notes tendered, stating that the tender is being made thereby and guaranteeing that, within three New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or facsimile thereof) together with the certificate(s) representing the Existing Notes (or a confirmation of book-entry transfer of such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent; and

        (c) such properly completed and executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Existing Notes in proper form for transfer (or a confirmation or book-entry transfer of such Existing Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), and all other documents required by the Letter of Transmittal are received by the Exchange Agent upon three New York Stock Exchange trading days after the Expiration Date.

    Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to holders who wish to tender their Existing Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

    EXISTING NOTES HELD THROUGH DTC. DTC Participants holding Existing Notes who have transmitted their acceptances through ATOP may, prior to 5:00 p.m., New York City time, on the Expiration Date, withdraw the instruction given thereby by delivering to the Exchange Agent, at its address set forth under "--Exchange Agent," a written, telegraphic or facsimile notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC Participant, the principal amount due at the stated maturity of the Existing Notes to which such withdrawal relates and the signature of the DTC

Participant. Withdrawal of such an instruction will be effective upon receipt of such written notice of withdrawal by the Exchange Agent.

    EXISTING NOTES HELD BY HOLDERS. Holders may withdraw a tender of Existing Notes in the Exchange Offer, by a telegram, telex, letter or facsimile transmission notice of withdrawal received by the Exchange Agent at its address set forth herein prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Existing Notes to be withdrawn (the "Depositor"), (ii) identify the Existing Notes to be withdrawn (including the certificate number(s) and principal amount due at the stated maturity of such Existing Notes, or, in the case of Existing Notes transferred by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited), (iii) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Existing Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee with respect to the Existing Notes register the transfer of such Existing Notes into the name of the person withdrawing the tender and (iv) specify the name in which any such Existing Notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Existing Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no Exchange Notes will be issued with respect thereto unless the Existing Notes so withdrawn are validly re-tendered. Any Existing Notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Existing Notes may be re-tendered by following one of the procedures described above under "--Procedures for Tendering" at any time prior to the Expiration Date.

    All signatures on a notice of withdrawal must be guaranteed by an Eligible Institution; PROVIDED, HOWEVER, that signatures on the notice of withdrawal need not be guaranteed if the Existing Notes being withdrawn are held for the account of an Eligible Institution.

    A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC Participant or a Holder, as the case may be, in the same manner as the person's name appears on its transmission through ATOP or Letter of Transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A DTC Participant or a Holder may withdraw an instruction or a tender, as the case may be, only if such withdrawal complies with the provisions of this Prospectus.

    A withdrawal of a tender of Existing Notes by a DTC Participant or a Holder, as the case may be, may be rescinded only by a new transmission of an acceptance through ATOP or execution and delivery of a new Letter of Transmittal, as the case may be, in accordance with the procedures described herein.

CONDITIONS

    Notwithstanding any other term of the Exchange Offer, and subject to its obligations pursuant to the Registration Agreement, the Company shall not be required to accept for exchange, or exchange securities for, any Existing Notes, and may terminate or amend the Exchange Offer as provided herein before the acceptance of such Existing Notes, if:

        (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offer which, in the judgment of the Company upon written advice of counsel, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or any material adverse development has occurred in any existing action or proceeding with respect to the Company or any of the subsidiaries; or

        (b) any law, statute, rule, regulation or interpretation by the staff of the Commission is proposed, adopted or enacted, which, in the judgment of the company and based on written advice of counsel, could reasonably be expected to materially impair the ability of the Company to proceed with the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to the Company; or

        (c) any governmental approval has not been obtained, which approval the Company shall, in its discretion and based on written advice of counsel, deem necessary for the consummation of the Exchange Offer as contemplated hereby.

    If any of the conditions are not satisfied, the Company may (i) refuse to accept any Existing Notes and return all tendered Existing Notes to the tendering holders, (ii) extend the Exchange Offer and retain all Existing Notes tendered prior to the expiration of the Exchange Offer, subject, however, to the rights of holders to withdraw such Existing Notes (see "--Withdrawal of Tenders"), or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Existing Notes which have not been withdrawn.

    The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company in whole or in part at any time and from time to time upon advice of outside counsel. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

    In addition, the Company will not accept for exchange any Existing Notes tendered and no Exchange Notes will be issued in exchange for any such Existing Notes, if at such time any stop order is threatened by the Commission or in effect with respect to the Registration Statement of which this Prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended.

    The Exchange Offer is not conditioned on any minimum principal amount of Existing Notes being tendered for exchange.

EXCHANGE AGENT

    First Trust National Association has been appointed as Exchange Agent for the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent, addressed as follows:

           First Trust National Association
           180 East Fifth Street
           St. Paul, Minnesota 55101
           Attention: Therese Linscheid
                    Specialized Finance

           Telephone: (612) 244-1234
           Facsimile: (612) 244-1537

    Delivery to an address other than as set forth above, or transmission of instructions via a facsimile number other than the one set forth above, will not constitute a valid delivery.

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telecopy, telephone or in person by officers and regular employees of the Company and its affiliates.

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers, or others soliciting acceptances of the Exchange Offer. The

Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company. Such expenses include fees and expenses of the Exchange Agent and Trustee, accounting and legal fees and printing costs, among others.

ACCOUNTING TREATMENT

    The Exchange Notes will be recorded at the same carrying value as the Existing Notes, which is face value, as reflected in the Company's accounting records on the date of exchange. Accordingly, no gain or loss for accounting purposes will be recognized by the Company. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes under generally accepted accounting principles.

CONSEQUENCES OF FAILURE TO EXCHANGE

    The Existing Notes that are not exchanged for Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Existing Notes may be resold only (i) to the Company, (ii) so long as such Existing Notes are eligible for resale pursuant to Rule 144A, to a person whom the seller reasonably believes is a "qualified institutional buyer," as defined in Rule 144A under the Securities Act (a "QIB"), that purchases for its own account or for the account of a QIB to whom notice is given that the resale, pledge or transfer is being made in reliance on Rule 144A, (iii) outside the United States in accordance with Regulation S, (iv) to an institution that is an "accredited investor" as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act (an "Institutional Accredited Investor") who has certified to the Company and the Trustee for the Existing Notes that such transferee is an Institutional Accredited Investor and is acquiring such Notes for investment purposes and not for distribution, (iv) pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if applicable) under the Securities Act or
(v) pursuant to an effective registration statement under the Securities Act, in each case in accordance with any applicable securities laws of any state of the United States.

RESALE OF THE EXCHANGE NOTES

    With respect to resales of Exchange Notes, based on interpretations by the staff of the Commission set forth in no-action letters issued to third parties, the Company believes that a holder or other person who receives Exchange Notes in the ordinary course of business, whether or not such person is the holder (other than (i) a broker-dealer who purchases such Exchange Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who receives Exchange Notes in exchange for Existing Notes, and who is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes, will be allowed to resell the Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enunciated in such no-action letters or any similar interpretive letters, and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Further, each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes, where such Securities were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes.

    As contemplated by these no-action letters and the Registration Agreement, each holder accepting the Exchange Offer is required to represent to the Company in the Letter of Transmittal that (i) the Exchange Notes are to be acquired by the holder or the person receiving such Exchange Notes, whether or not such person is the holder, in the ordinary course of business, (ii) the holder or any such other person (other than a broker-dealer referred to in the next sentence) is not engaging, and does not intend to engage, in the distribution of the Exchange Notes, (iii) the holder or any such other person has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iv) neither the holder nor any such other person is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act, and (v) the holder or any such other person acknowledges that if such holder or other person participates in the Exchange Offer for the purpose of distributing the Exchange Notes, it must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes and cannot rely on those no-action letters. As indicated above, each broker-dealer that receives any Exchange Notes for its own account in exchange for Existing Notes must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. For a description of the procedures for such resales by broker-dealers, see "Plan of Distribution."

                 CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

    The following general discussion summarizes certain material U.S. federal income tax consequences to Tendering Holders of (i) the exchange of Existing Notes for Exchange Notes and (ii) the ownership and disposition of Exchange Notes. This discussion is a summary for general informational purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to a particular Tendering Holder in light of such Tendering Holder's individual investment circumstances. This discussion also does not address the U.S. federal income tax consequences of ownership of Notes not held as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), or the U.S. federal income tax consequences to certain types of Tendering Holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, financial institutions, insurance companies, persons that hold the Notes as part of a "straddle", "hedge" or "conversion transaction," persons that have a "functional currency" other than the U.S. dollar, and investors in pass-through entities. In addition, this discussion does not describe any tax consequences arising under U.S. federal gift and estate taxes (except to the limited extent set forth below under "Non-U.S. Holders"), nor any consequences arising under the laws of any state, locality or foreign jurisdiction.

    This discussion is based upon the Code, the Treasury Regulations promulgated thereunder (including temporary regulations), administrative interpretations and judicial authority, in each case as in effect as of the date hereof. All of the foregoing are subject to change at any time, possibly with retroactive effect.

    EACH TENDERING HOLDER SHOULD CONSULT WITH SUCH TENDERING HOLDER'S OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO SUCH TENDERING HOLDER OF PARTICIPATION IN THE EXCHANGE OFFER, AND THE OWNERSHIP AND DISPOSITION OF EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

U.S. HOLDERS

    The following discussion is limited to certain material U.S. federal income tax consequences relevant to a holder of a Note that is (i) a citizen or resident (as defined in Section 7701(b)(1) of the Code) of the United States,
(ii) a corporation or other entity organized under the laws of the United States or any political subdivision thereof or therein, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of the source, or (iv) a trust with respect to the administration of which a court within the United States is able to exercise primary supervision and one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. Holder"). Certain material U.S. federal income tax consequences relevant to a holder other than a U.S. Holder are discussed separately below.

    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF TENDERING EXISTING NOTES

    The exchange of Existing Notes for Exchange Notes pursuant to the Exchange Offer should not be a taxable exchange for U.S. federal income tax purposes. Accordingly, the Exchange Offer should have no U.S. federal income tax consequences to U.S. Holders. A U.S. Holder should have the same adjusted basis and holding period in the Exchange Note as it had in the Existing Note immediately before the exchange.

    CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF OWNING EXCHANGE NOTES

    INTEREST

    Generally, interest paid on the Exchange Notes will be taxable to a U.S. Holder as ordinary income at the time it accrues or is received in accordance with such holder's method of accounting for U.S. federal income tax purposes. In certain cases, in the event the Company does not comply with certain covenants set forth in the Registration Agreement, the Company will be obligated to pay certain liquidated damages to the holders of the Exchange Notes. The Company believes that the contingency that the Company will pay such additional amounts is "remote" within the meaning of applicable Treasury Regulations. On that basis, the Company believes that such additional amounts, if any, will be taxable to U.S. Holders as ordinary income at the time it accrues or is received in accordance with each such holder's method of accounting.

    MARKET DISCOUNT

    If an Exchange Note is acquired at a "market discount," some or all of any gain realized upon a subsequent sale, other disposition, or full or partial principal payment, of such Exchange Note may be treated as ordinary income, and not capital gain, as described below. For this purpose, "market discount" is the excess (if any) of the stated redemption price at maturity of a debt obligation over the basis of such debt obligation immediately after its acquisition by the taxpayer, subject to a statutory de minimis exception. Unless a U.S. Holder has elected to include the market discount in income as it accrues, gain, if any, realized on any subsequent disposition (other than in connection with certain nonrecognition transactions) or full or partial principal payment of such Exchange Note will be treated as ordinary income to the extent of the market discount that is treated as having accrued during the period such U.S. Holder held such Exchange Note.

    The amount of market discount treated as having accrued will be determined either (i) on a straight-line basis by multiplying the market discount times a fraction, the numerator of which is the number of days the Exchange Note was held by the U.S. Holder and the denominator of which is the total number of days after the date such U.S. Holder acquired the Exchange Note up to and including the date of its maturity or (ii) if the U.S. Holder so elects, on a constant interest rate method. A U.S. Holder may make that election with respect to any Exchange Note but, once made, such election is irrevocable.

    A U.S. Holder of an Exchange Note acquired at a market discount may elect to include market discount in income currently, through the use of either the straight-line inclusion method or the elective constant interest method in lieu of recharacterizing gain upon disposition as ordinary income to the extent of accrued market discount at the time of disposition. Once made, this election will apply to all notes and other obligations acquired by the electing U.S. Holder at a market discount during the taxable year for which the election is made, and all subsequent taxable years, unless the Internal Revenue Service (the "IRS") consents to a revocation of the election. If an election is made to include market discount in income currently, the basis of the Exchange Note in the hands of the U.S. Holder will be increased by the market discount thereon as it is included in income.

    Unless a U.S. Holder who acquires an Exchange Note at a market discount elects to include market discount in income currently, such U.S. Holder may be required to defer deductions for any interest paid on indebtedness allocable to such Exchange Note in an amount not exceeding the deferred income, until such income is realized.

    BOND PREMIUM

    If a U.S. Holder purchases an Exchange Note and immediately after the purchase the adjusted basis of the Exchange Note exceeds the sum of all amounts payable on the instrument after the purchase date (other than qualified stated interest), the Exchange Note will be treated as having been acquired with "bond premium." A U.S. Holder may elect to amortize such bond premium over the remaining term of such Exchange Note (or, if it results in a smaller amount of amortizable bond premium, until an earlier call date).

    If bond premium is amortized, the amount of interest that must be included in the U.S. Holder's income for each period ending on an interest payment date or at the stated maturity, as the case may be, will, except as Treasury Regulations may otherwise provide, be reduced by the portion of premium allocable to such period based on the Exchange Note's yield to maturity. If such an election to amortize bond premium is not made, a U.S. Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such U.S. Holder's gain or loss upon the sale or other disposition or full or partial principal payment of the Exchange Note.

    An election to amortize bond premium will apply to amortizable bond premium on all notes and other bonds, the interest on which is includible in the U.S. Holder's gross income, held at the beginning of the U.S. Holder's first taxable year to which the election applies or that are thereafter acquired, and may be revoked only with the consent of the IRS. A U.S. Holder who elects to amortize bond premium must reduce its adjusted basis in the Exchange Notes by the amount of such allowable amortization.

    SALE, EXCHANGE OR REDEMPTION OF THE EXCHANGE NOTES

    Upon the disposition of an Exchange Note by sale, exchange or redemption (including pursuant to an offer by the Company), a U.S. Holder will generally recognize gain or loss equal to the difference between (i) the amount of cash plus the fair market value of any property received upon such sale, exchange or redemption (other than amounts attributable to accrued interest not yet taken into income) and (ii) the U.S. Holder's adjusted tax basis in the Exchange Note. Generally, a U.S. Holder's adjusted tax basis in an Exchange Note will equal the cost of the Exchange Note to the U.S. Holder increased by any market discount included in income and reduced by any bond premium amortized by the U.S. Holder.

    Assuming the Exchange Note is held as a capital asset, such gain or loss (except to the extent that the market discount rules otherwise provide) will generally constitute capital gain or loss, which will be either long-term or short-term if the U.S. Holder is a corporation; or long-term, mid-term or short-term if the U.S. Holder is a non-corporate entity, depending on the U.S. Holder's holding period.

    BACKUP WITHHOLDING AND INFORMATION REPORTING

    Under the Code, a U.S. Holder of an Exchange Note may be subject, under certain circumstances, to information reporting and/or backup withholding at a 31% rate with respect to payments of interest or the gross proceeds from the sale, exchange or redemption of an Exchange Note. This withholding applies only if a U.S. Holder (i) fails to furnish its social security or other taxpayer identification number ("TIN") within a reasonable time after a request therefor,
(ii) furnishes an incorrect TIN, (iii) fails to report interest or dividends properly, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalty or perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is allowable as a credit (and may entitle such holder to a refund) against such holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS. Certain persons are exempt from backup withholding, including corporations and financial institutions. Holders of Exchange Notes should consult their tax advisors as to their qualification for exemption from withholding and the procedure for obtaining such exemption.

NON-U.S. HOLDERS

    The following discussion is limited to certain material U.S. federal income tax consequences relevant to a holder of a Note who, for U.S. federal income tax purposes, is (i) a nonresident alien individual, (ii) a foreign corporation,
(iii) a foreign estate which is not subject to U.S. federal income tax on a net income basis in respect of income or gain from a Note or (iv) a trust if a U.S. court is not able to exercise primary supervision over administration of the trust or one or more U.S. persons do not have the authority to control all substantial decisions of the trust (a "Non-U.S. Holder").

    Under present U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding:

        (a) payments of principal and interest on the Notes by the Company or any paying agent to any Non-U.S. Holder will not be subject to U.S. federal withholding tax, provided that, in the case of interest, (i) such Non-U.S. Holder does not own, actually or constructively, ten percent or more of the total combined voting power of all classes of stock of the Company entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to the Company through stock ownership, and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code and (ii) the beneficial owner fulfills the statement requirement set forth in Section 871(h) or Section 881(c) of the Code;

        (b) a Non-U.S. Holder of a Note will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of such Note unless (i) subject to certain exceptions, such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other requirements are met; (ii) such gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; or (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code applicable to certain former citizens and residents of the United States; and

        (c) a Note or coupon held by an individual who is not a citizen or resident of the United States at the time of his death will not be subject to U.S. federal estate tax as a result of such individual's death, provided that the individual does not own, actually or constructively, ten percent or more of the total combined voting power of all classes of stock of the Company entitled to vote and, at the time of the individual's death, payments with respect to such Note would not have been effectively connected to the conduct by such individual of a trade or business in the United States.

    Sections 871(h) and 881(c) of the Code require that, in order to obtain the portfolio interest exemption from U.S. federal withholding tax described in paragraph (a) above, either the beneficial owner or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Note on behalf of such beneficial owner file a statement with the withholding agent to the effect that the beneficial owner of the Note is not a United States person. Under temporary United States Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Note certifies on Internal Revenue Service Form W-8, under penalties of perjury, that he is not a United States person and provides his name and address, and any Financial Institution holding the Note on behalf of the beneficial owner certifies that such a statement has been received from the beneficial owner by it, or by a Financial Institution between it and the beneficial owner, and furnishes the withholding agent with a copy thereof. A Form W-8 generally remains in effect for three calendar years.

    Interest paid to a Non-U.S. Holder may also be exempt from U.S. withholding taxes provided such Non U.S. Holder delivers (i) IRS Form 1001 signed by the beneficial owner of the Note or such holder's agent claiming complete exemption from withholding under an applicable tax treaty, or (ii) IRS Form 4224 signed by the beneficial owner of the Note or such owner's agent claiming exemption from withholding tax on income connected with the conduct of a trade or business in the United States; provided that, in any such case (x) the applicable form is delivered pursuant to applicable procedures and is properly transmitted to the United States entity otherwise required to withhold tax and (y) none of the entities receiving the form has actual knowledge that the Non-U.S. Holder is a U.S. person or that any certification on the form is false. Under recently enacted legislation, Non-U.S. Holders that are classified as partnerships for U.S. federal income tax purposes but classified as corporations for foreign tax purposes may not be entitled to the benefits of otherwise applicable U.S. tax treaties.

    Recently adopted Treasury Regulations not yet in effect (the "Final Regulations"), would alter the foregoing rules in certain respects. In general, the Final Regulations are effective January 1, 1999. Under the Final Regulations, a Non-U.S. Holder seeking an exemption under (i) or (ii) of the preceding paragraph would generally be required to provide a beneficial owner certificate on Form W-8, which form may include, among other things, the Non-U.S. Holder's taxpayer identification number. The Final Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or those holding an interest in the entity. The foregoing is not intended to be a complete discussion of the provisions of the Final Regulations, and Non-U.S. Holders are urged to consult their advisors with respect to the effect that the Final Regulations will have when they become effective.

    Backup Withholding and Information Reporting

    Under current U.S. federal income tax law, a 31% backup withholding tax and information reporting requirements apply to certain payments of principal and interest made to, and to the proceeds of sales before maturity by, certain noncorporate United States persons. Under current Treasury Regulations, backup withholding will not apply to payments made on a Note if the certifications required by Sections 871(h) and 881(c) of the Code (described above) are received, provided that the Company or such paying agent, as the case may be, does not have actual knowledge that the payee is a United States person.

    Under current Treasury Regulations, payments on the sale, exchange or other disposition of a Note made to or through a foreign office of a broker will not be subject to backup withholding. However, if such broker is a United States person, a controlled foreign corporation for U.S. tax purposes, or a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period or certain other foreign entities with a U.S. connection, information reporting will be required unless the broker has in its records documentary evidence that the beneficial owner is not a United States person and certain conditions are met or the beneficial owner otherwise establishes an exemption. Payments to or through the United States office of a broker will be subject to backup withholding and information reporting unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person or otherwise establishes an exemption.

    The Final Regulations would provide certain presumptions under which a Non-U.S. Holder would be subject to backup withholding and information reporting unless the Non-U.S. Holder provides a certification of non-U.S. status.

    Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld from a payment to a Non-U.S. Holder under the backup withholding rules will be allowed as a credit against such Non-U.S. Holder's U.S. federal income tax liability and may entitle such Non-U.S. Holder to a refund, provided that the required information is furnished to the United States Internal Revenue Service.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes, where such Exchange Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days (exclusive of any period during which any stop order shall be in effect suspending the effectiveness of the Registration Statement) after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In
addition, until       , all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

    The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes, or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commission or concessions from any such broker-dealer and/ or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensations under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of 180 days after the Expiration Date (exclusive of any period during which any stop order shall be in effect suspending the effectiveness of the Registration Statement), the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents pursuant to a Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for certain holders of the Existing Notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Existing Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Weil, Gotshal & Manges LLP, New York City, New York.

                                    EXPERTS

    The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 incorporated by reference in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as stated in their report thereon included therein and incorporated herein by reference in reliance upon said firm as experts in accounting and auditing.

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                      GLOSSARY OF SELECTED INDUSTRY TERMS

    ANCHOR HANDLING TOWING SUPPLY VESSELS. Anchor handling towing supply vessels are equipped with winches capable of towing drilling rigs and lifting and positioning their anchors and other marine equipment. They range in size and capacity and are usually characterized in terms of horsepower and towing capacity. For Gulf of Mexico service, anchor handling towing supply vessels typically require 6,000 horsepower or more to position and service semi-submersible rigs drilling in deep water areas.

    BAREBOAT CHARTER. This is a lease arrangement under which the lessee (charterer) is responsible for all crewing, insurance and operating expenses, as well as the payment of the bareboat charter hire to the vessel owner.

    CREW BOATS. Crew boats transport personnel and cargo to and from production platforms and rigs. Older crew boats, early-1980's built, are generally 100 to 110 ft. in length and are generally designed for speed to transport personnel. Newer crew boat designs are generally larger, 130 to 160 ft. in length, and have greater cargo carrying capacities. They are used primarily to transport cargo on a time-sensitive basis.

    FREIGHT VESSELS. Freight vessels have a substantial amount of clear deck space for cargo and adequate stability to handle tiers of containers or overdimensional cargo. Speed and fuel consumption are also important factors in this vessel category.

    LINE HANDLING VESSELS. Line handling vessels are outfitted with special equipment to assist tankers while they are loading at single buoy moorings. They have a high degree of maneuverability, are well-tendered and include pollution dispersal capability.

    OIL SPILL RESPONSE VESSELS. Oil spill response vessels are specially equipped to respond to oil spill emergencies and are certified as such by the U.S. Coast Guard.

    OVERALL UTILIZATION. For any vessel with respect to any period, the ratio of aggregate number of days worked by such vessel to total calendar days available during such period.

    PREMIUM JACKUP DRILLING RIGS. Jackup drilling rigs stand on elevating support legs which extend to the ocean floor with their hull and drilling equipment elevated above the water. "Premium" designation generally indicates suitability for water depths exceeding 300 feet.

    PROJECT AND GEOPHYSICAL VESSELS. These vessels generally have special features to meet the requirements of specific jobs. The special features include large deck spaces, high electrical generating capacities, slow controlled speed and unique thrusters, extra berthing facilities and long range capabilities. These vessels are primarily used for well stimulation and for the deployment of seismic data gathering equipment.

    RATE PER DAY WORKED. For any vessel with respect to any period, the ratio of total charter revenue of such vessel to the aggregate number of days worked of such vessel for such period.

    STANDBY SAFETY VESSELS. Standby safety vessels operate in the U.K. sector of the North Sea. They typically remain on station to provide a safety backup to offshore rigs and production facilities, carry special equipment to rescue personnel, are equipped to provide first aid and shelter and, in some cases, also function as supply vessels.

    SUPPLY VESSELS. Supply vessels serve drilling and production facilities and support offshore construction and maintenance work. They are differentiated from other vessels by cargo flexibility and capacity. The size of a vessel typically determines deck capacity, although vessels constructed after 1979 with exhaust stacks forward have better configurations for cargo stowage and handling. In addition to deck cargo, such as pipe or drummed materials on pallets, supply vessels transport liquid mud, potable and drill water, diesel fuel and dry bulk cement. Generally, customers prefer vessels with large liquid mud and bulk cement

                                       66
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capacity and large areas of clear deck space. For certain jobs, other characteristics such as maneuverability, fuel efficiency or firefighting capability may also be important.

    TOWING SUPPLY VESSELS. These vessels perform the same functions as supply vessels but are equipped with more powerful engines (3,000 to 5,000 horsepower) and towing winches, giving them the added capability to perform general towing duties, buoy setting and limited anchor handling work. Towing supply vessels are primarily used in international operations, which require the additional versatility that these vessels offer relative to supply vessels.

    UTILITY BOATS. These vessels provide service to offshore production facilities and also support offshore maintenance and construction work. Their capabilities include the transportation of fuel, water, deck cargo and personnel. They range in length from 96 feet to 135 feet and can, depending on the vessel design, have enhanced features such as firefighting and pollution response capabilities.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS OFFERING MEMORANDUM IN CONNECTION WITH THE OFFER MADE BY THIS OFFERING MEMORANDUM AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE INITIAL PURCHASERS. NEITHER THE DELIVERY OF THIS OFFERING MEMORANDUM NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS OFFERING MEMORANDUM. THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                  ---------
Available Information...........................          3

Incorporation of Certain Documents
  by Reference..................................          5

Summary.........................................          6

Risk Factors....................................         16

Use of Proceeds.................................         19

Capitalization..................................         19

Selected Historical Financial Information.......         20

Pro Forma Financial Statements..................         22

The Company.....................................         27

Business........................................         28

1996 Transactions...............................         37

Description of Exchange Notes...................         38

The Exchange Offer..............................         49

Certain U.S. Federal Income Tax
  Considerations................................         60

Plan of Distribution............................         65

Legal Matters...................................         65

Experts.........................................         65

Glossary of Selected Industry Terms.............         66

                                  $150,000,000

                                  SENIOR NOTES

                                SEACOR SMIT INC.

                               OFFER TO EXCHANGE

                          7.20% SENIOR NOTES DUE 2009

              WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT

                                      FOR

                          7.20% SENIOR NOTES DUE 2009

                       WHICH HAVE NOT BEEN SO REGISTERED

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As more fully described below, Section 145 of the Delaware General Corporation Law (the "DGCL") permits Delaware corporations to indemnify each of their present and former directors or officers under certain circumstances, provided that such persons acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interests of the corporation. Article III of the Company's Amended and Restated By-laws provides that the Company shall indemnify, to the fullest extent permitted by Section 145 of the DGCL, as the same may be amended from time to time, all persons whom it may indemnify pursuant to such section.

    Specifically, Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or, with respect to any criminal action or proceeding, that he had reasonable cause to believe that his conduct was unlawful.

    Section 145 of the DGCL also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon adjudication that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Any such indemnification (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above.

    Section 145 of the DGCL permits a Delaware business corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person.

    Section 102(b) of the DGCL enables a Delaware corporation to include a provision in its certificate of incorporation limiting a director's liability to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director. The Company's Certificate of Incorporation contains provisions that limit the personal liability of each director to the Registrant or its stockholders for monetary damages for breach of the fiduciary duty of care as a director. These provisions eliminate personal liability to the fullest extent permitted by the Delaware General Corporation Law.

ITEM 21. EXHIBITS

    (a) Exhibits

Exhibit 4.1  --Indenture between the Company and First Trust National Association, as
               Trustee, dated as of September 22, 1997.*

Exhibit 4.2  --Purchase Agreement, dated as of September 15, 1997, between the Company and
               Salomon Brothers Inc, individually and as representative of the Initial
               Purchasers.*

Exhibit 4.3  --Registration Agreement, dated as of September 22, 1997, between the Company and the Initial Purchasers.*

Exhibit 4.4  --Form of Exchange Note 7.20% Senior Notes Due 2009 (included in Exhibit 4.1).

Exhibit 5    --Opinion of Weil, Gotshal & Manges LLP regarding validity of Exchange Notes being registered.*

Exhibit 12   --Statement regarding the computation of the ratio of earnings to fixed charges.*

Exhibit      --Consent of Arthur Andersen LLP, Independent Public Accountants for the
23.1           Company.*

Exhibit      --Consent of Weil, Gotshal & Manges LLP (contained in the opinion filed as
23.2           Exhibit 5 hereto).

Exhibit 24   --Powers of Attorney of certain directors and officers of the Company (included on signature pages to Registration Statement).

Exhibit 25   --Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of First Trust National Association, as trustee under the
               Indenture.*

Exhibit      --Form of Letter of Transmittal.*
99.1

Exhibit      --Form of Notice of Guaranteed Delivery.*
99.2

------------------------

*   Filed herewith.

ITEM 22. UNDERTAKINGS

    (1) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13 (a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    (2) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the provisions described under Item 15 or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification by it is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on October 27, 1997.

                                SEACOR SMIT INC.

                                By:              /s/ RANDALL BLANK
                                     -----------------------------------------
                                                   Randall Blank
                                             EXECUTIVE VICE PRESIDENT,
                                       CHIEF FINANCIAL OFFICER AND SECRETARY

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Charles Fabrikant and Randall Blank and each of them, with full power to act without the other, as true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities (until revoked in writing), to sign any and all amendments or supplements (including post-effective amendments thereto) to this Form S-4 Registration Statement of SEACOR SMIT Inc. and any registration statement filed pursuant to Rule 462 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------

                                Chairman of the Board of
    /s/ CHARLES FABRIKANT         Directors,
------------------------------    President and Chief        October 27, 1997
      Charles Fabrikant           Executive Officer

                                Executive Vice President,
                                  Chief
      /s/ RANDALL BLANK           Financial Officer and
------------------------------    Secretary                  October 27, 1997
        Randall Blank             (Principal Financial
                                  Officer)

   /s/ GRANVILLE E. CONWAY
------------------------------  Director                     October 27, 1997
     Granville E. Conway

    /s/ MICHAEL E. GELLERT
------------------------------  Director                     October 27, 1997
      Michael E. Gellert

     /s/ ANTOON KIENHUIS
------------------------------  Director                     October 27, 1997
       Antoon Kienhuis

          SIGNATURE                       TITLE                    DATE
------------------------------  --------------------------  -------------------
      /s/ STEPHEN STAMAS
------------------------------  Director                     October 27, 1997
        Stephen Stamas

 /s/ RICHARD M. FAIRBANKS III
------------------------------  Director                     October 27, 1997
   Richard M. Fairbanks III

   /s/ PIERRE DE DEMANDOLX
------------------------------  Director                     October 27, 1997
     Pierre de Demandolx

                                Vice President and
     /s/ LENNY P. DANTIN          Treasurer (Principal
------------------------------    Accounting Officer and     October 27, 1997
       Lenny P. Dantin            Controller)